SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	Telecom Argentina S.A. Unaudited Condensed Consolidated Financial Statements as of September 30, 2015

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2015

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 AND 2014

INDEX

Operating and financial review and prospects as of September 30, 2015

Unaudited condensed consolidated financial statements

Unaudited consolidated statements of financial position

Unaudited consolidated income statements

Unaudited consolidated statements of comprehensive income

Unaudited consolidated statements of changes in equity

Unaudited consolidated statements of cash flows

Notes to the unaudited condensed consolidated financial statements

Limited review report on condensed interim consolidated financial statements

Corporate information

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of September 30, 2015 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2. Telecom Group’s activities for the nine-month periods ended September 30, 2015 (“9M15”) and 2014 (“9M14”)

Total revenues and other income for 9M15 amounted to $28,605 (+18.1% vs. 9M14), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– amounted to $24,146 (+18.5% vs. 9M14), operating income before depreciation and amortization amounted to $7,664 (+23.9% vs. 9M14) – representing 26.8% of consolidated revenues–, operating income amounted to $4,459 (+16.0% vs. 9M14) and net income amounted to $2,778 (+3.5% vs. 9M14). Net income attributable to Telecom Argentina amounted to $2,757 in 9M15 (+4.3% vs. 9M14).

			Variation
	9M15	9M14	$	%
Revenues	28,590	24,183	4,407	18.2
Other income	15	40	(25)	(62.5)
Operating costs without depreciation and amortization	(20,941)	(18,037)	(2,904)	16.1
Operating income before depreciation and amortization	7,664	6,186	1,478	23.9
Depreciation and amortization	(3,154)	(2,354)	(800)	34.0
Gain on disposal of PP&E and impairment of PP&E	(51)	11	(62)	n/a
Operating income	4,459	3,843	616	16.0
Financial results, net	(192)	230	(422)	n/a
Income before income tax expense	4,267	4,073	194	4.8
Income tax expense	(1,489)	(1,389)	(100)	7.2
Net income	2,778	2,684	94	3.5

Attributable to:
Telecom Argentina (Controlling Company)	2,757	2,644	113	4.3
Non-controlling interest	21	40	(19)	(47.5)
	2,778	2,684	94	3.5

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	2.84	2.73

•                Total revenues and other income

During 9M15 consolidated total revenues increased 18.2% (+$4,407 vs. 9M14) amounting to $28,590 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses.

			Variation
	9M15	9M14	$	%
Services
Retail Voice
Monthly Charges	992	895	97	10.8
Measured Services	1,315	1,131	184	16.3
Others	72	83	(11)	(13.3)
Wholesale Voice
Fixed and mobile interconnection	484	453	31	6.8
Others	250	228	22	9.6
Data	1,290	1,063	227	21.4
Internet	3,273	2,345	928	39.6
Subtotal Fixed Services	7,676	6,198	1,478	23.8
Retail Voice
Monthly Charges	2,951	2,172	779	35.9
Measured Services	1,443	1,220	223	18.3
Roaming	209	215	(6)	(2.8)
Others	506	223	283	126.9
Wholesale Voice
Interconnection	1,144	1,196	(52)	(4.3)
Roaming	225	229	(4)	(1.7)
Mobile leases	26	31	(5)	(16.1)
Data	5,376	5,692	(316)	(5.6)
Internet	4,283	2,294	1,989	86.7
Subtotal Mobile Services - Personal	16,163	13,272	2,891	21.8

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

I

TELECOM ARGENTINA S.A.

			Variation
	9M15	9M14	$	%
Retail Voice
Monthly Charges	174	161	13	8.1
Measured Services	201	237	(36)	(15.2)
Roaming	8	7	1	14.3
Others	58	26	32	123.1
Wholesale Voice
Interconnection	57	91	(34)	(37.4)
Roaming	18	3	15	500.0
Others	5	4	1	25.0
Data	220	248	(28)	(11.3)
Internet	388	321	67	20.9
Subtotal Mobile Services – Núcleo	1,129	1,098	31	2.8
Revenue from services	24,968	20,568	4,400	21.4
Equipment
Fixed Services	48	44	4	9.1
Mobile Services- Personal	3,468	3,515	(47)	(1.3)
Mobile Services – Núcleo	106	56	50	89.3
Revenue from equipment sales	3,622	3,615	7	0.2

Total Revenues	28,590	24,183	4,407	18.2

Services revenues amounted to $24,968 (+21.4% vs. 9M14) and represented 87.3% of consolidated revenues (vs. 85.1% in 9M14). Equipment revenues slightly increased amounting to $3,622 and represented 12.7% of consolidated revenues (vs. 14.9% in 9M14).

Fixed Services

During 9M15, services revenues generated by this segment amounted to $7,676 (+$1,478 or 23.8% vs. 9M14), where Internet revenues have grown the most (+$928 or +39.6% vs. 9M14), followed by voice retail services (+$270 or +12.8% vs. 9M14) and data transmission services (+$227 or +21.4% vs. 9M14).

➢            Voice

Voice retail revenues reached $2,379 in 9M15 (+12.8% vs. 9M14). These revenues are still affected by tariffs of regulated services. Revenues from regulated services reached approximately 26% of the segment services revenues in 9M15 (vs. 29% in 9M14).

Monthly Charges and Supplementary Services increased $97 or +10.8% vs. 9M14, reaching $992, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base. It also includes higher monthly charges to commercial, professional and government customers amounting to $49.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $1,315 (+$184 or 16.3% vs. 9M14). The increase was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable. According to this, local measured service revenues increased 24.5% vs. 9M14 and DLD revenues increased 11.4% vs. 9M14. The Average Monthly Revenue per User (“ARBU”) amounted to $64.8 pesos per month in 9M15 vs. $56.5 pesos per month amounted in 9M14, representing an increase of 14.8%. The remaining retail voice revenues amounted to $72 in 9M15 (-13.3% vs. 9M14). The decrease was mainly due to a decrease in customers and consumption of public telecommunication services and a decrease in customers’ rehabilitation charges.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $105) amounted to $734 in 9M15 (+7.8% vs. 9M14). Interconnection fixed and mobile revenues amounted to $484 and the other wholesale revenues amounted to $250 in 9M15 (+9.6% vs. 9M14), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

➢            Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $4) amounted to $1,290 (+$227 or +21.4% vs. 9M14). These revenues were generated focusing on the Company’s position as an integrated TIC provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of Innovation services (particularly Integra, which increased $15 or +7.1% vs. 9M14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

II

TELECOM ARGENTINA S.A.

➢            Internet

Internet revenues amounted to $3,273 (+$928 or +39.6% vs. 9M14) mainly due to the expansion of the Broadband customers (+3.1% vs. 9M14) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $199.3 pesos per month in 9M15 vs. $148.1 pesos per month in 9M14 (+34.6% vs. 9M14). As of September 30, 2015, Telecom Argentina reached approximately 1,804,000 ADSL customers. These connections represent approximately 44.5% of Telecom Argentina’s fixed lines in service (vs. 42.6% in 9M14). The churn rate per month amounted to 1.4% in 9M15 (vs. 1.3% in 9M14).

Internet revenues represent 13.1% of consolidated services revenues (vs. 11.4% in 9M14) and 42.6% of Fixed Services segment services revenues (vs. 37.8% in 9M14).

Personal Mobile Services

During 9M15, total services revenues amounted to $16,163 (+$2,891 or 21.8% vs. 9M14), being the principal business segment in revenues terms (64.7% and 64.5% of services consolidated revenues in 9M15 and 9M14, respectively). Personal reached 19.4 million subscribers in Argentina (-1.6% vs. 9M14). Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 3.1% in 9M15 (vs. 3.0% in 9M14).

➢            Voice

Voice retail revenues amounted to $5,109 in 9M15 (+33.4% vs. 9M14). The increase was mainly due to the increase in monthly charges prices for the postpaid and “Cuentas claras” subscribers and prepaid services, offset by the net variation of the subscribers base, showing an increase in “Cuentas claras” subscribers base (+4.5% vs. 9M14) and a decrease in postpaid subscribers base (-6.4% vs. 9M14) and prepaid subscribers base (-2.1% vs. 9M14).

Voice wholesale revenues amounted to $1,395 in 9M15 (-4.2% vs. 9M14), mainly due to the decrease in interconnection traffic volume (especially TLRD and CPP).

➢            Data

Mobile data services revenues amounted to $5,376 (-$316 or -5.6% vs. 9M14). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption, which decreased $491 as compared to 9M14 (-14.3%), showing a decrease in TOU (-44.6% vs. 9M14) and an increase in such services prices for “Cuentas claras” and postpaid subscribers.  Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal, which represented an inter-annual increase of $189 or +9%.

➢            Internet

Mobile Internet revenues amounted to $4,283 (+$1,989 or +86.7% vs. 9M14). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets, which facilitate Internet browsing in all subscribers’ segments. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-37.7% vs.9M14).

As a consequence of the increase in monthly charges tariffs and Internet consumption, ARPU increased to $88.8 pesos per month in 9M15 (vs. $71.7pesos per month in 9M14), which represents an increase of 23.8%.

VAS revenues (data and Internet) amounted to $9,659 (+20.9% vs. 9M14) and represented 59.8% of Personal Mobile Services’ services revenues (vs. 60.2% in 9M14).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,129 during 9M15 (+$31 or 2.8% vs. 9M14) mainly due to the Internet revenues increase (+20.9% vs. 9M14), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of September 30, 2015, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 9M15, respectively.

VAS revenues (data and Internet) amounted to $608 (+6.9% vs. 9M14) and represented 53.9% of Núcleo Mobile Services segment services revenues (vs. 51.8% in 9M14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

III

TELECOM ARGENTINA S.A.

The Telecom Group’s services revenues increased 21.4%. Internet services revenues from all segments have maximized Telecom Group’s services revenues showing a 60.2% increase vs. 9M14, increasing the relative weight over total services revenues according to the following table:

	Nine-month periods ended September 30,				9M15 vs. 9M14 % variation
	2015	%	2014	%
Voice Retail	7,929	32	6,370	31	24.5
Voice Wholesale	2,209	9	2,235	11	(1.2)
Total Voice	10,138	41	8,605	42	17.8
Data	6,886	27	7,003	34	(1.7)
Internet	7,944	32	4,960	24	60.2
Total service revenues	24,968	100	20,568	100	21.4

Equipment

Revenues from equipment amounted to $3,622, +$7 or +0.2% vs. 9M14. The Personal Mobile Services segment shows a decrease of $47 vs. 9M14 due to lower handsets sold (-35% vs. 9M14) but with an increase in handset’s average sale prices (+52% vs. 9M14), resulting in a higher operating margin of handsets (+$350 or +67.8% vs. 9M14). Núcleo Mobile Services segment reached an increase of $50 (+89.3% vs. 9M14) due to higher sales of handsets (+72% vs. 9M14) but with a decrease in handset’s average sale prices (-16% vs. 9M14).

•                Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $24,146 in 9M15, which represents an increase of $3,766 or +18.5% vs. 9M14. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses, higher provisions costs, higher agent commissions and higher depreciation and amortization of PP&E and intangible assets, which were partially offset by lower costs of equipment and handsets of $345.

			Variation		Variation in $ by segment
	9M15	9M14	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.
Employee benefit expenses and severance payments	(5,292)	(4,002)	(1,290)	32.2	(950)	(334)	(6)
Interconnection costs and other telecommunication charges	(1,559)	(1,536)	(23)	1.5	(19)	(41)	37
Fees for services, maintenance, materials and supplies	(2,860)	(2,482)	(378)	15.2	(219)	(152)	(7)
Taxes and fees with the Regulatory Authority	(2,841)	(2,399)	(442)	18.4	(74)	(363)	(5)
Commissions	(2,976)	(2,421)	(555)	22.9	(57)	(464)	(34)
Agent commissions capitalized as SAC	781	634	147	23.2	17	128	2
Cost of equipment and handsets	(2,857)	(3,202)	345	(10.8)	(14)	425	(66)
Cost of equipment and handsets capitalized as SAC	66	83	(17)	(20.5)	-	(28)	11
Advertising	(591)	(512)	(79)	15.4	27	(109)	3
Cost of VAS	(910)	(679)	(231)	34.0	(14)	(199)	(18)
Provisions	(174)	(102)	(72)	70.6	(27)	(45)	-
Bad debt expenses	(410)	(327)	(83)	25.4	11	(99)	5
Other operating expenses	(1,318)	(1,092)	(226)	20.7	(90)	(128)	(8)
Subtotal	(20,941)	(18,037)	(2,904)	16.1	(1,409)	(1,409)	(86)
Depreciation of PP&E	(2,165)	(1,740)	(425)	24.4	(166)	(253)	(6)
Amortization of SAC and service connection charges	(733)	(596)	(137)	23.0	(28)	(106)	(3)
Amortization of 3G/4G Licenses	(227)	-	(227)	n/a	-	(227)	-
Amortization of other intangible assets	(29)	(18)	(11)	61.1	-	-	(11)
Gain on disposal of PP&E and impairment of PP&E	(51)	11	(62)	n/a	15	(77)	-
Total operating costs	(24,146)	(20,380)	(3,766)	18.5	(1,588)	(2,072)	(106)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $5,292 (+$1,290 or +32.2% vs. 9M14). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,269 by the end of 9M15 (vs. 16,540 employees in 9M14), lines in service per employee reached 373 in the Fixed Services segment (+0.8% vs. 9M14), subscribers per employee reached 3,884 in the Personal Mobile Services segment (-1.3% vs. 9M14) and subscribers per employee reached 6,186 (+6.3% vs. 9M14) in the Núcleo Mobile Services segment.

Employee benefit expenses and severance payments represents in 9M15 18.5% of consolidated revenues (vs. 16.5% in 9M14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

IV

TELECOM ARGENTINA S.A.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,559 (+$23 or +1.5% vs. 9M14). The increase was mainly due to higher TLRD costs offset by lower traffic volume in roaming vs. 9M14.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $ 2,860, +$378 or +15.2% vs. 9M14. The increase was mainly due to higher maintenance costs of radio bases and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher costs of building maintenance, higher costs of sites location and storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $2,841 (+18.4% vs. 9M14), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in 9M15 vs. 9M14.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $2,976 (+$555 or +22.9% vs. 9M14). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions related to higher cash flows as compared to 9M14.

On the other hand, agent commissions capitalized as SAC amounted to $781, +$147 or +23.2% vs.9M14, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $2,857 (-$345 or -10.8% vs. 9M14) mainly due to a decrease in the units of handsets sold (-35% vs. 9M14), partially offset by an increase in the average unit cost of sales (+32% vs. 9M14) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $66, -$17 or -20.5% vs. 9M14. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment, especially in the postpaid segment.

Advertising

Advertising amounted to $591 (+$79 or +15.4% vs. 9M14), mainly due to higher commercial campaigns of Personal related to the launching of the 4G services throughout the country as compared to 9M14, especially those related to the new slogan “Hagamos que todo suceda” (“Let’s make it all happen”).

Cost of VAS

Cost of VAS amounted to $910 (+$231 or +34.0% vs. 9M14). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal. Cost of VAS over its related revenues increased from 30% in 9M14 to 36% in 9M15.

Provisions

Provisions amounted to $174, +$72 or +70.6% vs. 9M14. The increase was mainly due to higher labor claims (+$32 vs. 9M14), higher civil and commercial claims (+$34 vs. 9M14) and higher regulatory and municipal contingencies (+$6 vs. 9M14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

v

TELECOM ARGENTINA S.A.

Bad debt expenses

Bad debt expenses amounted to $410 (+$83 or +25.4% vs. 9M14), representing approximately 1.4% of the consolidated revenues in 9M15 and 9M14. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. The mentioned increase was partially offset by a $19 decrease of these expenses in the Government and Corporate segment in Telecom Argentina in 9M15 as a consequence of the collections from some governmental entities.

Other operating costs

Other operating costs amounted to $1,318 (+$226 or +20.7% vs. 9M14). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$122 or +30.4% vs. 9M14), among others, in the operations in Argentina; the increase of rent prices (+$89 or +29.8% vs. 9M14), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$38 or +18.0% vs. 9M14).

•                Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $7,664 (+$1,478 or 23.9% vs. 9M14), representing 26.8% of consolidated revenues in 9M15 (vs. 25.6% in 9M14). This growth was mainly fueled by the Fixed Services segment (+$196 or +12.7% vs. 9M14) and Personal Mobile Services segment (+$1,286 or +30.5% vs. 9M14).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $831 in 9M15 vs. $496 in 9M14 (+$335 or 67.5% vs. 9M14), while operating income before depreciation and amortization generated by services sales amounted to $6,833 in 9M15 vs. $5,690 in 9M14 (+$1,143 or +20.1% vs. 9M14).

Depreciation and amortization

Depreciation and amortization amounted to $3,154 (+$800 or +34.0% vs. 9M14). The increase in depreciation and amortization includes $425 from PP&E depreciation, $238 from amortization of intangible assets without SAC (mainly 3G/4G Licenses which started their amortization in December 2014 and June 2015 and generated $227 in 9M15) and $137 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 24% to the Fixed Services segment and 76% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E increased $10 vs. 9M14 and an impairment of $79 related to work in progress was recorded in 9M15 in Personal Mobile Services segment, which includes $49 mainly related to the mobile pricing system needed for the new management system.

•                Operating income

Operating income amounted to $4,459 in 9M15 (+$616 or 16.0% vs. 9M14). The margin over consolidated revenues represented 15.6% in 9M15 (vs. 15.9% in 9M14). This growth was mainly fueled by the Personal Mobile Services segment (+$623 or +20.5% vs. 9M14) and the Fixed Services segment (+$17 or +2.6% vs. 9M14).

•                Financial results, net

Financial results, net resulted in a net loss of $192, representing an increase of $422 vs. 9M14. This net loss is related to the net financial position, which turned into a net financial debt during 2015 as a consequence of the higher Group’s investments .The increase was mainly due to higher interests on loans (+$255 vs. 9M14) and lower financial interest on time deposits and other investments as consequence of the decrease of financial assets (-$179 vs. 9M14), partially offset by higher interests on receivables (+$14 vs. 9M14), higher net gains on NDF (+$9 vs. 9M14) and lower net foreign currency exchange losses (-$11 vs. 9M14).

•                Net income

Telecom Argentina reached a net income of $2,778 in 9M15, +$94 or +3.5% as compared to 9M14, representing 9.7% of the consolidated revenues in 9M15 (vs. 11.1% in 9M14). Net income attributable to Telecom Argentina amounted to $2,757 in 9M15, +$113 or +4.3% as compared to 9M14.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

VI

TELECOM ARGENTINA S.A.

•                Net financial assets

As of September 30, 2015, net financial debt (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $1,586, showing a decrease of $5,112 as compared to the net financial asset as of September 30, 2014 (amounting to $3,526). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX –which include the acquisition of the 3G/4G Licenses amounting $5,786 as of December 2014 and June 2015 - and cash dividends paid to its shareholders’ for a total amount of $861 (including tax withholding on cash dividends). As of September 30, 2015, the Fixed Services segment has a financial asset of $464 while Personal Mobile Services segment has a net financial debt of $1,853 and Núcleo Mobile Services segment has a net financial debt of $197.

•                Capital expenditures (CAPEX)

CAPEX composition for 9M15 and 9M14 is as follows:

	In millions of $		% of participation		Variation
	9M15	9M14	9M15	9M14	$	%
Fixed Services	1,793	1,542	26%	40%	251	16%
Personal Mobile Services (*)	4,745	2,060	70%	54%	2,685	130%
Núcleo Mobile Services	253	217	4%	6%	36	17%
Total CAPEX	6,791	3,819	100%	100%	2,972	78%

(*) Include 4G License for an amount of $2,256 in 9M15.

PP&E CAPEX amounted to $3,577 and intangible assets CAPEX amounted to $3,214 in 9M15, while in 9M14 amounted to $3,035 and $784, respectively. The increase in intangible assets CAPEX was mainly due to the acquisition of the last Lot of 4G Licenses for an amount of $2,256 during June 2015.

In relative terms, CAPEX represented 23.8% of consolidated revenues in 9M15 (15.8% in 9M14), and were intended mainly to the already mentioned 4G License (7.9% of consolidated revenues in 9M15), to the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 9M15 and 9M14 are as follows:

	In millions of $		% of participation		Variation
	9M15	9M14	9M15	9M14	$	%
Fixed Services	2,096	1,853	26%	44%	243	13%
Personal Mobile Services (*)	5,503	2,168	70%	51%	3,335	154%
Núcleo Mobile Services	302	237	4%	6%	65	27%
Total additions	7,901	4,258	100%	100%	3,643	86%

(*) Include 4G License for an amount of $2,256 in 9M15.

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.            Telecom Group’s activities for the three-month periods ended September 30, 2015 (“3Q15”) and 2014 (“3Q14”)

Telecom Group’s net income amounted to $800 in 3Q15, -$48 or -5.7% vs. 3Q14. Net income attributable to Telecom Argentina amounted to $801 in 3Q15 (-$38 or -4.5% vs. 3Q14).

Total revenues and other income increased 17.3% vs. 3Q14 and operating income before depreciation and amortization amounted to $2,529 (+$462 or 22.4% vs. 3Q14), representing 25.1% of the consolidated revenues (vs. 24.0% in 3Q14). Operating income amounted to $1,311 (+$86 or 7.0% vs. 3Q14). Financial results, net amounted to -$73 (-$149 vs. 3Q14), while income tax expenses amounted to $438 (-$15 or -3.3% vs. 3Q14). Net income amounted to $800 (-$48 or -5.7% vs. 9M14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

VII

TELECOM ARGENTINA S.A.

			Variation
	3Q15	3Q14	$	%
Revenues	10,094	8,598	1,496	17.4
Other income	4	10	(6)	(60.0)
Operating costs without depreciation and amortization	(7,569)	(6,541)	(1,028)	15.7
Operating income before depreciation and amortization	2,529	2,067	462	22.4
Depreciation and amortization	(1,164)	(843)	(321)	38.1
Gain on disposal of PP&E and impairment of PP&E	(54)	1	(55)	n/a
Operating income	1,311	1,225	86	7.0
Financial results, net	(73)	76	(149)	n/a
Income before income tax expense	1,238	1,301	(63)	(4.8)
Income tax expense	(438)	(453)	15	(3.3)
Net income	800	848	(48)	(5.7)

Attributable to:
Telecom Argentina (Controlling Company)	801	839	(38)	(4.5)
Non-controlling interest	(1)	9	(10)	n/a
	800	848	(48)	(5.7)

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	0.83	0.87

During 3Q15 consolidated revenues increased 17.4% (+$1,496 vs. 3Q14) amounting to $10,094, mainly fueled by mobile services, Broadband and voice retail services in the Fixed Services segment.

			Variation
Services	3Q15	3Q14	$	%
Retail Voice	846	723	123	17.0
Wholesale Voice	255	228	27	11.8
Data	451	380	71	18.7
Internet	1,198	842	356	42.3
Subtotal Fixed Services	2,750	2,173	577	26.6
Retail Voice	1,850	1,235	615	49.8
Wholesale Voice	466	480	(14)	(2.9)
Data	1,763	2,015	(252)	(12.5)
Internet	1,594	869	725	83.4
Subtotal Personal Mobile Services	5,673	4,599	1,074	23.4
Retail Voice	148	154	(6)	(3.9)
Wholesale Voice	24	41	(17)	(41.5)
Data	72	84	(12)	(14.3)
Internet	127	114	13	11.4
Subtotal Núcleo Mobile Services	371	393	(22)	(5.6)
Total services revenues	8,794	7,165	1,629	22.7
Equipment
Fixed Services	25	13	12	92.3
Personal Mobile Services	1,235	1,400	(165)	(11.8)
Núcleo Mobile Services	40	20	20	100.0
Total equipment revenues	1,300	1,433	(133)	(9.3)

Total revenues	10,094	8,598	1,496	17.4

Consolidated operating costs –including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E– amounted to $8,787 in 3Q15, which represented an increase of $1,404 or 19.0% vs. 3Q14. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in depreciation and amortization of PP&E and intangible assets and higher losses related to PP&E impairment, partially offset by lower equipment and handsets cost (-39% of equipment and handset sold).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

VIII

TELECOM ARGENTINA S.A.

			Variation
	3Q15	3Q14	$	%
Employee benefit expenses and severance payments	(2,034)	(1,465)	(569)	38.8
Interconnection costs and other telecommunication charges	(558)	(516)	(42)	8.1
Fees for services, maintenance, materials and supplies	(991)	(883)	(108)	12.2
Taxes and fees with the Regulatory Authority	(988)	(835)	(153)	18.3
Commissions	(1,067)	(941)	(126)	13.4
Agent commissions capitalized as SAC	268	272	(4)	(1.5)
Cost of equipment and handsets	(1,080)	(1,252)	172	(13.7)
Cost of equipment and handsets capitalized as SAC	24	26	(2)	(7.7)
Advertising	(221)	(171)	(50)	29.2
Cost of VAS	(313)	(273)	(40)	14.7
Provisions	(7)	-	(7)	n/a
Bad debt expenses	(129)	(94)	(35)	37.2
Other operating expenses	(473)	(409)	(64)	15.6
Subtotal	(7,569)	(6,541)	(1,028)	15.7
Depreciation of PP&E	(774)	(634)	(140)	22.1
Amortization of SAC and service connection charges	(276)	(203)	(73)	36.0
Amortization of 3G/4G Licenses	(96)	-	(96)	n/a
Amortization of other intangible assets	(18)	(6)	(12)	200.0
Gain on disposal of PP&E and impairment of PP&E	(54)	1	(55)	n/a
Total operating costs	(8,787)	(7,383)	(1,404)	19.0

CAPEX amounted to $2,101 in 3Q15 and amounted to $1,554 in 3Q14 (+$547 or +35.2%).

4. Summary of comparative consolidated statements of financial position

	September 30,
	2015	2014	2013	2012	2011
Current assets	9,666	8,249	10,105	5,885	4,495
Non-current assets	24,360	16,423	11,845	10,266	9,086
Total assets	34,026	24,672	21,950	16,151	13,581
Current liabilities	14,503	8,829	7,639	5,118	4,654
Non-current liabilities	2,887	2,129	2,052	1,727	1,391
Total liabilities	17,390	10,958	9,691	6,845	6,045
Equity attributable to Telecom Argentina (Controlling Company)	16,318	13,378	12,027	9,137	7,391
Equity attributable non-controlling interest	318	336	232	169	145
Total Equity	16,636	13,714	12,259	9,306	7,536
Total liabilities and equity	34,026	24,672	21,950	16,151	13,581

5. Summary of comparative consolidated income statements

	3Q15	3Q14	3Q13	3Q12	3Q11	9M15	9M14	9M13	9M12	9M11
Revenues and other income	10,098	8,608	7,127	5,652	4,780	28,605	24,223	19,853	16,041	13,381
Operating costs	(8,787)	(7,383)	(5,924)	(4,731)	(3,846)	(24,146)	(20,380)	(16,590)	(13,238)	(10,518)
Operating income	1,311	1,225	1,203	921	934	4,459	3,843	3,263	2,803	2,863
Financial results, net	(73)	76	163	47	21	(192)	230	377	159	38
Income before income tax expense	1,238	1,301	1,366	968	955	4,267	4,073	3,640	2,962	2,901
Income tax expense	(438)	(453)	(480)	(339)	(339)	(1,489)	(1,389)	(1,279)	(1,039)	(1,009)
Net income	800	848	886	629	616	2,778	2,684	2,361	1,923	1,892
Other comprehensive income, net of tax	(37)	-	54	27	(12)	(86)	233	83	48	48
Total comprehensive income	763	848	940	656	604	2,692	2,917	2,444	1,971	1,940
Attributable to Telecom Argentina (Controlling Company)	781	840	905	634	601	2,704	2,797	2,378	1,923	1,902
Attributable to non-controlling interest	(18)	8	35	22	3	(12)	120	66	48	38

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF September 30, 2015

IX

TELECOM ARGENTINA S.A.

6. Statistical data (in physical units)

❖           Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	9M15		9M14		9M13		9M12		9M11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,552	-	3,538	10	3,575	(248)	3,805	1	3,802	(2)
NGN lines	1,318	24	1,195	11	1,139	31	1,005	18	974	51
Installed lines (a)	4,870	24	4,733	21	4,714	(217)	4,810	19	4,776	49

Lines in service (b)	4,054	(10)	4,106	3	4,124	10	4,140	(8)	4,132	13

Customers lines (c)	3,980	(9)	4,028	3	4,043	10	4,056	(8)	4,047	14

Public phones installed	27	(1)	31	-	34	(1)	38	(1)	41	(1)

Lines in service per 100 inhabitants (d)	19.2	-	20.2	-	20.4	-	20.7	-	20.8	0.1

Lines in service per employee (e)	373	(2)	370	(1)	373	-	369	(1)	372	-

(a)                   Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)                   Includes customers lines, own lines, public telephones and DDE and ISDN channels.

(c)                   The number of customers is measured in relation to the physical occupation of network resources.

(d)                   Corresponding to the Northern Region of Argentina.

(e)                   Defined as lines in service / number of actual employees.

Internet (in thousands)

	9M15		9M14		9M13		9M12		9M11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,804	18	1,750	24	1,669	35	1,612	18	1,505	48

❖           Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	9M15		9M14		9M13		9M12		9M11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,069	6	2,210	(93)	2,450	12	2,353	57	2,093	105

“Cuentas claras” plans (i)	4,092	82	3,915	62	3,749	106	3,341	109	2,978	91

Prepaid subscribers (ii)	13,164	(49)	13,451	44	13,374	469	12,731	17	12,282	157

Dongles (iii)	119	(13)	191	(22)	282	(39)	484	3	433	41

Total subscribers	19,444	26	19,767	(9)	19,855	548	18,909	186	17,786	394

Lines per employee	3,884	-	3,935	-	3,839	-	3,682	-	3,779	-

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	9M15		9M14		9M13		9M12		9M11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	29	-	30	1	30	1	29	-	28	1

“Plan control” subscribers (i)	361	16	311	3	290	12	249	11	213	6

Prepaid subscribers (ii)	2,020	(1)	1,943	39	1,925	19	1,860	11	1,739	75

Dongles (iii)	114	(4)	136	(5)	157	(5)	125	6	90	14

Subtotal mobile	2,524	11	2,420	38	2,402	27	2,263	28	2,070	96

Internet subscribers - Wimax	6	-	5	-	5	(1)	7	-	8	(1)

Total subscribers	2,530	11	2,425	38	2,407	26	2,270	28	2,078	95

Lines per employee (iv)	6,186	-	5,817	-	5,547	-	5,214	-	4,917	-

(i)                                        Lines which are paid through customer billing.

(ii)                                      Prepaid lines which were refilled at least once in the last 13 months.

(iii)                                    Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.

(iv)                                    Internet Wimax subscribers are not included.

7. Consolidated ratios

	9M15	9M14	9M13	9M12	9M11
Liquidity (1)	0.67	0.93	1.32	1.15	0.97
Solvency (2)	0.96	1.25	1.26	1.36	1.25
Locked-up capital (3)	0.72	0.67	0.54	0.64	0.67

(1)              Current assets/Current liabilities.

(2)              Total equity/Total liabilities.

(3)              Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

X

TELECOM ARGENTINA S.A.

8. Outlook

In 4Q15, the evolution of the fixed services segment is expected to continue in line with the trend experienced over the past years and shall be influenced by the level of maturity of the market with focus on increasing the value of the customers’ base. In the Broadband business, Arnet continued capturing the growth opportunities the market offers, extending the offer of services with higher speeds and with proposals of overall integrated offers for customers (Internet, the fixed services segment and cellular mobile calls).

As regards pricing in the Fixed Services segment, the Company will continue the correspondent proceedings pursuant the new rules proposed by the LAD to reach the readjustment of the prices of the regulated services, and with them, of the economic-financial equation of Telecom Argentina (Note 10.k to the consolidated financial statements). The growing pressures over the cost structure of the Company and its investment plans seeking to modernize its infrastructure to provide next-generation services emphasize this need.

Personal’s leadership will continue strengthen by providing new added value added services especially in mobile broadband, based on the deployment of the new 4G networks which multiply tenfold the speed of mobile Internet speed in mobility. In this way, as the LTE infrastructure continues deploying on a national level, it is expected that our customers increase their access to content, among others, of the Personal Play platform (music, games and videos), the latter being one of the highest factors for revenue growth.

At the same time, and following with the commitment with quality, the Company expects to continue working to optimize the experience of customers who use the 3G/HSPA+ network, by means of improvements in the network infrastructure made possible as from December 2014 with the acquisition of additional spectrum. In this way, the third generation services will also expand, continuing with the technological reconversion and extension of the capacity of the network.

The infrastructure improvements and the availability of a wide portfolio of advanced devices within the offer will continue to be drivers of higher revenues based on innovative and convenient commercial proposals for those who choose Personal as mobile operator. This assumes favorable conditions for foreign trading, access to the exchange market and financing of LTE equipment, 4G handsets, hardware and software by the Telecom Group and its technological suppliers.

It is foreseen a moderate expansion of the subscribers’ base due to the level of maturity and the high penetration of mobile services in the market.

The Telecom Argentina’s corporate purpose change authorized by the AFTIC, by adapting it to the LAD provisions (Note 10.i to the consolidated financial statements) will allow the Company to expand its products and a service offer and provides the Company with a better background to improve its position in ICTs and Audiovisual Communication markets.

The strategy implemented by the Management of the Company lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuous improvement of the quality of its services, to strengthen its market position and to improve its operating efficiency in order to satisfy the growing needs of the dynamic telecommunications market, all in compliance with the correspondent laws and regulations. The ambitious investment plans of the Telecom Group are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

Oscar Cristianci
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2015

XI

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		September 30,	December 31,
ASSETS	Note	2015	2014
Current Assets
Cash and cash equivalents	2	644	825
Investments	2	1,175	53
Trade receivables	2	4,772	4,124
Other receivables	2	846	670
Inventories	2	2,229	721
Total current assets		9,666	6,393
Non-Current Assets
Trade receivables	2	150	143
Deferred income tax assets	2	170	140
Other receivables	2	226	200
Investments	2	369	301
Property, plant and equipment (“PP&E”)	2	15,895	13,809
Intangible assets	2	7,550	5,331
Total non-current assets		24,360	19,924
TOTAL ASSETS		34,026	26,317
LIABILITIES
Current Liabilities
Trade payables	2	7,881	6,072
Deferred revenues	2	553	507
Financial debt	2	3,221	179
Salaries and social security payables	2	1,243	1,022
Income tax payables	2	640	247
Other taxes payables	2	721	824
Other liabilities	2	46	47
Provisions	6	198	199
Total current liabilities		14,503	9,097
Non-Current Liabilities
Trade payables	2	37	-
Deferred revenues	2	445	465
Financial debt	2	552	254
Salaries and social security payables	2	154	150
Deferred income tax liabilities	2	384	417
Income tax payables	2	7	9
Other liabilities	2	101	76
Provisions	6	1,207	1,080
Total non-current liabilities		2,887	2,451
TOTAL LIABILITIES		17,390	11,548
EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Telecom Argentina (Controlling Company)		16,318	14,418
Equity attributable to non-controlling interest		318	351
TOTAL EQUITY	7	16,636	14,769
TOTAL LIABILITIES AND EQUITY		34,026	26,317

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2015	2014	2015	2014
Revenues	2	10,094	8,598	28,590	24,183
Other income	2	4	10	15	40
Total revenues and other income		10,098	8,608	28,605	24,223
Employee benefit expenses and severance payments	2	(2,034)	(1,465)	(5,292)	(4,002)
Interconnection costs and other telecommunication charges	2	(558)	(516)	(1,559)	(1,536)
Fees for services, maintenance, materials and supplies	2	(991)	(883)	(2,860)	(2,482)
Taxes and fees with the Regulatory Authority	2	(988)	(835)	(2,841)	(2,399)
Commissions	2	(799)	(669)	(2,195)	(1,787)
Cost of equipments and handsets	2	(1,056)	(1,226)	(2,791)	(3,119)
Advertising	2	(221)	(171)	(591)	(512)
Cost of VAS	2	(313)	(273)	(910)	(679)
Provisions	6	(7)	-	(174)	(102)
Bad debt expenses	2	(129)	(94)	(410)	(327)
Other operating expenses	2	(473)	(409)	(1,318)	(1,092)
Depreciation and amortization	2	(1,164)	(843)	(3,154)	(2,354)
Gain on disposal of PP&E and impairment of PP&E	2	(54)	1	(51)	11
Operating income		1,311	1,225	4,459	3,843
Finance income	2	303	246	573	1,309
Finance expenses	2	(376)	(170)	(765)	(1,079)
Income before income tax expense		1,238	1,301	4,267	4,073
Income tax expense	2	(438)	(453)	(1,489)	(1,389)
Net income for the period		800	848	2,778	2,684

Attributable to:
Telecom Argentina (Controlling Company)		801	839	2,757	2,644
Non-controlling interest		(1)	9	21	40
		800	848	2,778	2,684

Earnings per share attributable to Telecom Argentina – basic and diluted	1.d	0.83	0.87	2.84	2.73

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014

Net income for the period	800	848	2,778	2,684

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	(40)	(1)	(89)	232
NDF effects classified as hedges (Note 10.b)	4	1	4	1
Income tax from NDF effects classified as hedges	(1)	-	(1)	-
Other components of the comprehensive income, net of tax	(37)	-	(86)	233

Total comprehensive income for the period	763	848	2,692	2,917

Attributable to:
Telecom Argentina (Controlling Company)	781	840	2,704	2,797
Non-controlling interest	(18)	8	(12)	120
	763	848	2,692	2,917

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital investments	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	-	190	3,202	11,783	268	12,051
Dividends from Núcleo (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(52)	(52)
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	(1,202)	(1,202)	-	(1,202)
Legal Reserve (4)	-	-	-	-	-	9	-	-	-	-	-	(9)	-	-	-
Voluntary reserve for capital investments (4)	-	-	-	-	-	-	-	1,991	-	-	-	(1,991)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	2,644	2,644	40	2,684
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	153	-	153	80	233
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	153	2,644	2,797	120	2,917

Balances as of September 30, 2014	969	2,646	15	42	(461)	734	351	3,191	2,904	-	343	2,644	13,378	336	13,714

Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	-	354	3,673	14,418	351	14,769
Dividends from Núcleo (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(21)	(21)
Dividends (6)	-	-	-	-	-	-	-	-	-	-	-	(804)	(804)	-	(804)
Voluntary reserve for future dividends payments (6)	-	-	-	-	-	-	-	-	-	2,869	-	(2,869)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	2,757	2,757	21	2,778
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(53)	-	(53)	(33)	(86)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(53)	2,757	2,704	(12)	2,692

Balances as of September 30, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	301	2,757	16,318	318	16,636

(1) As of September 30, 2015 and 2014, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of September 30, 2015 and 2014, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461.See Note 7 – Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

(4) As approved by the Ordinary Shareholders’ Meeting of the Company held on May 21, 2014 (second tranche).

(5) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

(6) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 29, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Nine-month periods ended September 30,
	Note	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		2,778	2,684
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		440	402
Depreciation of PP&E	2	2,165	1,740
Amortization of intangible assets	2	989	614
Consumption of materials	2	216	161
Gain on disposal of PP&E	2	(21)	(11)
Impairment of PP&E	2	72	-
Provisions	6	287	202
Interest and other financial losses		293	(415)
Income tax expense	2	1,489	1,389
Income tax paid	3	(1,202)	(1,783)
Net increase in assets	3	(3,114)	(1,509)
Net increase in liabilities	3	492	146
Total cash flows provided by operating activities		4,884	3,620
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(3,192)	(3,793)
Acquisition of 4G License	3	(2,256)	-
Intangible assets acquisitions	3	(894)	(774)
Proceeds from the sale of PP&E		20	12
Investments not considered as cash and cash equivalents	3	(997)	(1,032)
Total cash flows used in investing activities		(7,319)	(5,587)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	3,468	-
Payment of financial debt	3	(25)	(10)
Payment of interest and related costs	3	(238)	(24)
Payment of cash dividends and related tax withholdings	3	(823)	(1,262)
Total cash flows provided by (used in) financing activities		2,382	(1,296)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		13	447

DECREASE IN CASH AND CASH EQUIVALENTS		(40)	(2,816)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		684	5,224
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		644	2,408

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 AND 2014

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): a state-owned company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de Sociedades Comerciales): Argentine Corporations Law. Since the enforcement of the new Civil and Commercial Code its name was changed to “Ley General de Sociedades”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

TELECOM ARGENTINA S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Personal:  Telecom Personal S.A.

PP&E:  Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)           Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2014 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

As of September 30, 2015, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)            Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of September 30, 2015 and December 31, 2014 and for the nine-month periods ended September 30, 2015 and 2014.

(iii)        Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements except for Government bonds acquired during 9M15 which are valued at fair value (Note 2.b)).

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended September 30, 2015 was approved by resolution of the Board of Directors’ meeting held on November 2, 2015.

b)          Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

TELECOM ARGENTINA S.A.

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)           Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)          Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the nine-month periods ended September 30, 2015 and 2014, the weighted average number of shares outstanding totaled 969,159,605 shares.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	September 30,	December 31,
CURRENT ASSETS	2015	2014
a) Cash and cash equivalents
Cash	18	14
Banks	118	370
Time deposits	140	1
Mutual funds	368	440
	644	825
b) Investments
Government bonds at fair value (Note 10.b)	616	-
Government bonds at fair value – dollar linked	514	-
Government bonds at amortized cost	1	1
Provincial government bonds at amortized cost	44	24
Argentine companies notes	-	28
	1,175	53

TELECOM ARGENTINA S.A.

	September 30,	December 31,
c) Trade receivables	2015	2014
Fixed Services	1,329	1,220
Personal Mobile Services	3,641	3,076
Núcleo Mobile Services	142	120
Subtotal	5,112	4,416
Allowance for doubtful accounts	(340)	(292)
	4,772	4,124

Movements in the allowance for current doubtful accounts are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(292)	(239)
Additions – Bad debt expenses	(410)	(421)
Uses	362	370
Currency translation adjustments	-	(2)
At the end of the period/year	(340)	(292)

		September 30,	December 31,
d) Other receivables		2015	2014
Prepaid expenses		367	331
Prepaid expenses related parties (Note 5.c)		40	52
Tax credits		163	108
Insurance company (handsets) – related party (Note 5.c)		64	46
NDF (Note 10.b)		46	-
Advertisement reimbursement		38	40
Unionized employees advances		29	-
Restricted funds		23	21
Tax on personal property – on behalf of shareholders		10	12
Receivables for suppliers indemnities		-	6
Other		91	77
Subtotal		871	693
Allowance for other receivables		(25)	(23)
		846	670

Movements in the allowance for other receivables are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(23)	(18)
Additions – Bad debt expenses	-	(3)
Additions – Other operating expenses	(3)	(3)
Uses	1	1
At the end of the period/year	(25)	(23)

		September 30,	December 31,
e) Inventories		2015	2014
Mobile handsets		1,639	781
Advances for mobile handsets acquisitions		659	-
Fixed telephones and equipment		18	13
Subtotal		2,316	794
Allowance for obsolescence of inventories		(87)	(73)
		2,229	721

Movements in the allowance for obsolescence of inventories are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(73)	(85)
Additions – Fees for services, maintenance and materials	(23)	(81)
Uses	8	94
Currency translation adjustments	1	(1)
At the end of the period/year	(87)	(73)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	Profit (loss)
Sales of equipment and handsets - Fixed Services	25	13	48	44
Cost of equipment and handsets – Fixed Services	(31)	(15)	(64)	(50)
Total equipment loss – Fixed Services	(6)	(2)	(16)	(6)
Sales of equipment and handsets – Personal Mobile Services	1,235	1,400	3,468	3,515
Cost of equipment and handsets – Personal Mobile Services	(990)	(1,202)	(2,627)	(3,052)
Deferred Costs SAC – Personal Mobile Services	11	17	25	53
Total equipment income – Personal Mobile Services	256	215	866	516
Sales of equipment and handsets – Núcleo Mobile Services	40	20	106	56
Cost of equipment and handsets – Núcleo Mobile Services	(59)	(35)	(166)	(100)
Deferred Costs SAC – Núcleo Mobile Services	13	9	41	30
Total equipment loss – Núcleo Mobile Services	(6)	(6)	(19)	(14)
Total equipment and handsets sale	1,300	1,433	3,622	3,615
Total cost of equipment and handsets (net of SAC capitalization)	(1,056)	(1,226)	(2,791)	(3,119)
Total income for sale of equipment and handsets	244	207	831	496

	September 30,	December 31,
	2015	2014
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	20	22
Personal Mobile Services	44	88
Núcleo Mobile Services	86	33
	150	143
g) Other receivables
Prepaid expenses	145	101
Prepaid expenses related parties (Note 5.c)	9	36
Credit on SC Resolution No. 41/07 and IDC	84	85
Restricted funds	33	28
Tax on personal property – on behalf of shareholders	18	18
Tax credits	11	9
Guarantee deposits	8	8
Other	20	18
Subtotal	328	303
Allowance for regulatory matters	(84)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(18)
	226	200

Movements in the allowance for regulatory matters are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(85)	(85)
Uses	1	-
At the end of the period/year	(84)	(85)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(18)	(17)
Additions	-	(1)
At the end of the period/year	(18)	(18)

	September 30,	December 31,
	2015	2014
h) Investments
Government bonds at amortized cost	282	257
Provincial and municipal government bonds at amortized cost	86	43
2003 Telecommunications Fund	1	1
	369	301

TELECOM ARGENTINA S.A.

	September 30,	December 31,
i) PP&E	2015	2014
Land, buildings and installations	1,051	1,045
Computer equipment and software	1,604	1,558
Switching and transmission equipment (i)	3,632	3,585
Mobile network access and external wiring	4,732	4,273
Construction in progress	2,834	2,184
Other tangible assets	438	416
Subtotal PP&E	14,291	13,061
Materials	1,763	872
Valuation allowance for materials	(29)	(24)
Impairment of PP&E	(130)	(100)
Total PP&E	15,895	13,809

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	13,933	11,403
CAPEX	3,577	4,304
Materials	1,110	590
Total PP&E additions	4,687	4,894
Currency translation adjustments	(124)	315
Consumption of materials	(216)	(227)
Decrease	(60)	(62)
Depreciation of the period/year	(2,166)	(2,390)
At the end of the period/year	16,054	13,933

Movements in the valuation allowance for materials are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(24)	(21)
Additions - Fees for services, maintenance, and materials	(5)	(6)
Uses	-	3
At the end of the period/year	(29)	(24)

Movements in the impairment of PP&E are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	(100)	(156)
Additions – Impairment of PP&E	(72)	(25)
Additions – Fees for services, maintenance, and materials	(8)	-
Depreciation	1	1
Uses	49	80
At the end of the period/year	(130)	(100)

	September 30,	December 31,
j) Intangible assets	2015	2014
3G/4G Licenses	5,540	3,511
PSC license, Band B, Internet and Data transmission (Paraguay)	6	-
Other licenses	588	588
SAC – mobile services	999	820
SAC – fixed services	109	93
Rights of use and exclusivity	202	218
Service connection or habilitation charges	104	99
Other intangible assets	2	2
	7,550	5,331

TELECOM ARGENTINA S.A.

Movements in Intangible assets are as follows:

	September 30,	December 31,
	2015	2014
	(9 months)	(12 months)
At the beginning of the year	5,331	1,519
3G/4G Licenses CAPEX	2,256	3,530
Other CAPEX	958	1,123
Currency translation adjustments	(6)	13
Amortization of the period/year	(989)	(854)
At the end of the period/year	7,550	5,331

CURRENT LIABILITIES	September 30,	December 31,
k) Trade payables	2015	2014
For the acquisition of PP&E	3,460	1,964
For the acquisition of other assets and services	2,459	1,966
For the acquisition of inventory	1,465	1,734
Subtotal suppliers	7,384	5,664
NDF (Note 10.b)	25	90
Agent commissions	472	318
	7,881	6,072
l) Deferred revenues
On prepaid calling cards	383	339
On international capacity rental	55	55
On connection fees – Fixed Services	35	33
On customer loyalty programs	76	76
From CONATEL – Núcleo Mobile Services	4	4
	553	507
m) Financial debt
Bank overdrafts – principal (Personal)	3,122	140
Bank overdrafts – accrued interests (Personal)	39	1
Bank loans – accrued interests (Personal – Note 10.a)	7	-
Bank loans – principal (Núcleo)	51	32
Bank loans – accrued interest (Núcleo)	2	6
	3,221	179
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	886	690
Social security payables	246	255
Termination benefits	111	77
	1,243	1,022
o) Income tax payables
Income tax payables	1,550	1,769
Income tax retentions and payments in advance	(913)	(1,525)
Law No. 26,476 Tax Regularization Regime	3	3
	640	247
p) Other taxes payables
VAT, net	187	316
Tax withholdings	127	132
Internal taxes	98	86
Tax on SU	88	97
Turnover tax	85	68
Regulatory fees	70	67
Municipal taxes	38	31
Perception Decree No.583/10 ENARD	18	15
Tax on personal property – on behalf of shareholders	10	12
	721	824
q) Other liabilities
Compensation for directors and members of the Supervisory Committee	28	28
Guarantees received	10	11
Other	8	8
	46	47

TELECOM ARGENTINA S.A.

	September 30,	December 31,
NON-CURRENT LIABILITIES	2015	2014
r) Trade payables
For the acquisition of PP&E	37	-
	37	-
s) Deferred revenues
On international capacity rental	283	307
On connection fees – Fixed Services	75	67
On customer loyalty programs	84	82
From CONATEL– Núcleo Mobile Services	3	9
	445	465
t) Financial debt
Bank loans – principal (Personal – Note 10.a)	368	-
Bank loans – principal (Núcleo)	184	254
	552	254
u) Salaries and social security payables
Termination benefits	126	122
Bonuses	28	28
	154	150
v) Income tax payables
Law No. 26,476 Tax Regularization Regime	7	9
	7	9
w) Other liabilities
Pension benefits	93	68
Legal fees	5	5
Suppliers guarantees on third parties claims	2	2
Other	1	1
	101	76

x) Deferred income tax asset and liability

Telecom Group’s deferred income tax asset and liability consist of the following:

	Deferred tax assets				Deferred tax liabilities
As of September 30, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(58)	(6)	(1)	(65)	(126)	(126)
Provisions	(342)	-	-	(342)	(133)	(133)
PP&E	-	(13)	-	(13)	-	-
Inventory	-	-	-	-	(67)	(67)
Termination benefits	(69)	-	-	(69)	-	-
Deferred revenues	(68)	-	-	(68)	-	-
Pension benefits	(33)	-	-	(33)	-	-
Other deferred tax assets, net	(71)	(3)	-	(74)	(4)	(4)
Total deferred tax assets	(641)	(22)	(1)	(664)	(330)	(330)
PP&E	407	-	1	408	190	190
Intangible assets	81	-	-	81	430	430
Cash dividends from foreign companies	-	5	-	5	80	80
Investments	-	-	-	-	14	14
Other deferred tax liabilities, net	-	-	-	-	-	-
Total deferred tax liabilities	488	5	1	494	714	714
Total	(153)	(17)	-	(170)	384	384

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	(70)	(70)
Provisions	(313)	-	-	(313)	(122)	(122)
PP&E	-	(17)	-	(17)	-	-
Inventory	-	-	-	-	(61)	(61)
Termination benefits	(64)	-	-	(64)	-	-
Deferred revenues	(61)	-	-	(61)	-	-
Pension benefits	(24)	-	-	(24)	-	-
Other deferred tax assets, net	(63)	-	-	(63)	-	-
Total deferred tax assets	(578)	(23)	(1)	(602)	(253)	(253)
PP&E	382	-	1	383	189	189
Intangible assets	74	-	-	74	348	348
Cash dividends from foreign companies	-	5	-	5	87	87
Investments	-	-	-	-	37	37
Other deferred tax liabilities, net	-	-	-	-	9	9
Total deferred tax liabilities	456	5	1	462	670	670
Total	(122)	(18)	-	(140)	417	417

TELECOM ARGENTINA S.A.

y) Aging of assets and liabilities as of September 30, 2015

Date due	Cash and cash equivalents	Investments	Trade receivables	Deferred income tax assets	Other receivables
Total due	-	-	1,026	-	-
Not due
Fourth quarter 2015	644	157	3,092	-	535
First quarter 2016	-	978	371	-	108
Second quarter 2016	-	39	208	-	128
Third quarter 2016	-	1	75	-	75
October 2016 thru September 2017	-	143	140	-	127
October 2017 thru September 2018	-	202	8	-	47
October 2018 and thereafter	-	23	2	-	44
Not date due established	-	1	-	170	8
Total not due	644	1,544	3,896	170	1,072
Total	644	1,544	4,922	170	1,072

Balances bearing interest	507	1,543	1,034	-	-
Balances not bearing interest	137	1	3,888	170	1,072
Total	644	1,544	4,922	170	1,072

Average annual interest rate (%)	(a)	(b)	(c) (d)	-	-

(a)              411 are assets in argentine pesos (42 bear at an average rate of 24.3% and 369 bear 29.7%) and 96 are assets in foreign currency bearing 0.17%.

(b)              927 are assets in argentine pesos (33 bearing interests between 15% and 27% and 894 are dollar-linked bonds bearing interests between 0.40% and 2.48%) and 616 are assets in foreign currency bearing 7%.

(c)              From due trade receivables 74 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 410 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 4 bear 8.3%, 468 bear 37.5% and 30 bear 36%.

(d)              From not due trade receivables 17 bear 37%, 4 bear 34.2% and 27 are assets in foreign currency bearing 8.3%.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	(e) 581	-	-	-	-	-	-	-
Not due
Fourth quarter 2015	7,252	417	3,176	535	1	-	711	18
First quarter 2016	30	47	16	428	1	-	-	-
Second quarter 2016	13	46	8	132	637	-	10	28
Third quarter 2016	5	43	21	148	1	-	-	-
October 2016 thru September 2017	27	144	469	81	3	-	-	14
October 2017 thru September 2018	10	63	83	34	3	-	-	4
October 2018 and thereafter	-	238	-	39	1	-	-	83
Not date due established	-	-	-	-	-	384	-	-
Total not due	7,337	998	3,773	1,397	647	384	721	147
Total	7,918	998	3,773	1,397	647	384	721	147

Balances bearing interest	65	-	3,773	-	13	-	-	-
Balances not bearing interest	7,853	998	-	1,397	634	384	721	147
Total	7,918	998	3,773	1,397	647	384	721	147

Average annual interest rate (%)	6.00%	-	(f)	-	9.00%	-	-	-

(e)              From due trade payables 441 correspond to foreign suppliers. As of the date of these consolidated financial statements, 159 of the due trade payables were cancelled.

(f)                3,161 are liabilities in argentine pesos bearing 20.89%, 375 are liabilities in foreign currency bearing three-month LIBOR plus 8.75% and 237 are liabilities in guaraníes bearing 9.3%.

z) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Group’s net assessed financial position exposure to currency risk as of September 30, 2015 and December 31, 2014.

09.30.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	94	9.322	(iii) 1,064
G	214,090	0.002	353
EURO	3	10.404	32
	Total assets		1,449
Liabilities
US$	(554)	9.422	(5,218)
G	(119,365)	0.002	(434)
EURO	(9)	10.539	(99)
SDR	-	13.226	(6)
	Total liabilities		(5,757)
	Net liabilities		(4,308)

(i)                      US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                  Includes 616 corresponding to Government bonds valued at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of September 30, 2015, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $894 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $279. So, the net liability position in foreign currency amounted to $3,135 as of September 30, 2015 (equivalent to US$ 350 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$ 183 million (Note 10.b) and the portion of the net liability position in foreign currency not covered amounted to US$ 167 million as of September 30, 2015.

TELECOM ARGENTINA S.A.

12.31.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	67	8.451	567
G	141,182	0.002	256
EURO	1	10.265	13
	Total assets		836
Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)
	Total liabilities		(4,333)
	Net liabilities		(3,497)

(i)                      US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of December 31, 2014, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $332 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $359. So, the net liability position in foreign currency amounted to $2,806 as of December 31, 2014 (equivalent to US$ 328 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$ 149 million (Note 10.b) and the portion of the net liability position in foreign currency not covered amounted to US$ 179 million as of December 31, 2014.

aa) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of September 30, 2015 and December 31, 2014:

	As of September 30, 2015		As of December 31, 2014
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (dollar linked)	283	337	258	258
Provincial and municipal government bonds (dollar linked)	96	101	56	51
Provincial government bonds in pesos	34	36	11	11
Argentine companies notes (dollar linked)	-	-	18	18
Argentine companies notes in pesos	-	-	10	10
Total	413	474	353	348

(*) According to IFRS selling costs are not deducted.

ab) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of September 30, 2015 and December 31, 2014 is as follows:

	As of September 30, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	6,512	278	(9,508)	(61)
Compensation	(1,590)	(7)	1,590	7
Current and non-current assets (liabilities) – Book value	4,922	271	(7,918)	(54)

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	5,524	182	(7,329)	(65)
Compensation	(1,257)	(10)	1,257	10
Current and non-current assets (liabilities) – Book value	4,267	172	(6,072)	(55)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
ac) Total revenues and other income	Profit (loss)
Services
Voice – Retail	846	723	2,379	2,109
Voice – Wholesale	255	228	734	681
Data	451	380	1,290	1,063
Internet	1,198	842	3,273	2,345
Subtotal Fixed Services	2,750	2,173	7,676	6,198
Voice – Retail	1,850	1,235	5,109	3,830
Voice – Wholesale	466	480	1,395	1,456
Data	1,763	2,015	5,376	5,692
Internet	1,594	869	4,283	2,294
Subtotal Personal Mobile Services	5,673	4,599	16,163	13,272
Voice – Retail	148	154	441	431
Voice – Wholesale	24	41	80	98
Data	72	84	220	248
Internet	127	114	388	321
Subtotal Núcleo Mobile Services	371	393	1,129	1,098
Total service revenues (a)	8,794	7,165	24,968	20,568
Equipment
Fixed Services	25	13	48	44
Personal Mobile Services	1,235	1,400	3,468	3,515
Núcleo Mobile Services	40	20	106	56
Total equipment revenues (b)	1,300	1,433	3,622	3,615
Total revenues (a) + (b)	10,094	8,598	28,590	24,183
Other income
Fixed Services	4	7	12	24
Personal Mobile Services	-	3	3	16
Total other income (c)	4	10	15	40

Total revenues and other income (a)+(b)+(c)	10,098	8,608	28,605	24,223

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Nine-month periods ended September 30,
	2015	%	2014	%
Voice Retail	7,929	32	6,370	31
Voice Wholesale	2,209	9	2,235	11
Total Voice	10,138	41	8,605	42
Data	6,886	27	7,003	34
Internet	7,944	32	4,960	24
Total service revenues	24,968	100	20,568	100

ad) Operating costs

Operating expenses disclosed by nature of expense amounted to $24,146 and $20,380 for the nine-month periods ended September 30, 2015 and 2014, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,429)	(1,034)	(3,760)	(2,839)
Social security expenses	(463)	(324)	(1,207)	(890)
Severance indemnities and termination benefits	(105)	(82)	(240)	(204)
Other employee benefits	(37)	(25)	(85)	(69)
	(2,034)	(1,465)	(5,292)	(4,002)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(85)	(66)	(236)	(203)
Cost of international outbound calls	(39)	(43)	(121)	(143)
Lease of circuits and use of public network	(88)	(86)	(249)	(221)
Mobile services - charges for roaming	(96)	(93)	(288)	(330)
Mobile services - charges for TLRD	(250)	(228)	(665)	(639)
	(558)	(516)	(1,559)	(1,536)

TELECOM ARGENTINA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	Profit (loss)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(80)	(101)	(234)	(309)
Technical maintenance	(210)	(163)	(598)	(517)
Service connection fees for fixed lines and Internet lines	(63)	(61)	(164)	(164)
Service connection fees capitalized as SAC	3	2	9	4
Service connection fees capitalized as Intangible assets	12	8	26	23
Other maintenance costs	(117)	(84)	(312)	(221)
Obsolescence of inventories – Personal Mobile Services	(17)	(8)	(23)	(70)
Call center fees	(322)	(319)	(972)	(818)
Other fees for services	(186)	(149)	(565)	(388)
Compensation for Directors and Supervisory Committee members	(11)	(8)	(27)	(22)
	(991)	(883)	(2,860)	(2,482)
Taxes and fees with the Regulatory Authority
Turnover tax	(522)	(464)	(1,512)	(1,308)
Taxes with the Regulatory Authority	(228)	(183)	(651)	(529)
Tax on deposits to and withdrawals from bank accounts	(106)	(80)	(293)	(251)
Municipal taxes	(68)	(58)	(202)	(163)
Other taxes	(64)	(50)	(183)	(148)
	(988)	(835)	(2,841)	(2,399)
Commissions
Agent commissions	(626)	(592)	(1,777)	(1,446)
Agent commissions capitalized as SAC	268	272	781	634
Distribution of prepaid cards commissions	(152)	(149)	(464)	(430)
Collection commissions	(264)	(179)	(661)	(474)
Other commissions	(25)	(21)	(74)	(71)
	(799)	(669)	(2,195)	(1,787)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(805)	(1,147)	(794)	(857)
Plus:
Purchases	(2,606)	(1,325)	(4,413)	(3,618)
Deferred costs from SAC	24	26	66	83
Decreases from allowance for obsolescence	4	6	8	39
Mobile handsets lent to customers at no cost	9	6	24	23
Decreases not charged to material cost	2	-	2	3
Less:
Inventory balance at period end	2,316	1,208	2,316	1,208
	(1,056)	(1,226)	(2,791)	(3,119)
Advertising
Media advertising	(153)	(104)	(380)	(294)
Fairs and exhibitions	(30)	(28)	(108)	(110)
Other advertising costs	(38)	(39)	(103)	(108)
	(221)	(171)	(591)	(512)
Cost of VAS
Cost of mobile VAS	(303)	(267)	(884)	(667)
Cost of fixed VAS	(10)	(6)	(26)	(12)
	(313)	(273)	(910)	(679)
Other operating costs
Transportation, freight and travel expenses	(206)	(138)	(523)	(401)
Delivery costs capitalized as SAC	23	15	56	38
Rent of buildings and cell sites	(137)	(106)	(388)	(299)
Energy, water and others	(82)	(139)	(318)	(322)
International and satellite connectivity	(71)	(41)	(145)	(108)
	(473)	(409)	(1,318)	(1,092)
D&A
Depreciation of PP&E	(774)	(634)	(2,165)	(1,740)
Amortization of SAC and service connection charges	(276)	(203)	(733)	(596)
Amortization of 3G/4G Licenses	(96)	-	(227)	-
Amortization of other intangible assets	(18)	(6)	(29)	(18)
	(1,164)	(843)	(3,154)	(2,354)

TELECOM ARGENTINA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	Profit (loss)
Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	8	1	21	11
Impairment of PP&E – construction in progress	(62)	-	(72)	-
	(54)	1	(51)	11

The operating expenses disclosed by function are as follows:

Operating costs	(5,219)	(4,705)	(14,335)	(12,800)
Administration costs	(484)	(366)	(1,333)	(1,014)
Commercialization costs	(3,023)	(2,313)	(8,253)	(6,475)
Other expenses – provisions	(7)	-	(174)	(102)
Gain on disposal of PP&E and impairment of PP&E	(54)	1	(51)	11
	(8,787)	(7,383)	(24,146)	(20,380)

ae) Financial results
Finance income
Interest on time deposits	12	14	19	274
Gains on investments (Argentine companies notes and governments bonds)	131	38	200	111
Gains on Mutual Funds	39	39	100	113
Interest on receivables	43	39	133	119
Foreign currency exchange gains	46	113	85	647
Gain on NDF (Note 10.b)	32	-	36	42
Other	-	3	-	3
Total finance income	303	246	573	1,309
Finance expenses
Interest on loans - Personal	(186)	-	(257)	-
Interest on loans - Núcleo	(6)	(8)	(18)	(20)
Interest on salaries and social security payable, other taxes payables and accounts payable	(7)	(11)	(19)	(31)
Interest on provisions	(24)	(41)	(113)	(111)
Present value effect of salaries and social security payable and other taxes payables	(1)	-	(3)	(3)
Foreign currency exchange losses (*)	(145)	(96)	(279)	(852)
Pension benefits financial cost	(7)	-	(21)	-
Losses on NDF (Note 10.b)	4	(14)	(47)	(62)
Other	(4)	-	(8)	-
Total finance expenses	(376)	(170)	(765)	(1,079)
	(73)	76	(192)	230

(*) Include (228) of foreign currency exchange losses generated by the acquisition of US$ 100 million of Government bonds in the nine-month period ended September 30, 2014.

af) Income taxes

Income tax expense for the nine-month periods ended September 30, 2015 and 2014 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(305)	(3)	(1,219)	(9)	(1,536)
Deferred tax benefit	29	-	18	-	47
Income tax expense as of September 30, 2015	(276)	(3)	(1,201)	(9)	(1,489)

Current tax expense	(377)	(4)	(1,314)	(18)	(1,713)
Deferred tax benefit	62	-	260	2	324
Income tax expense as of September 30, 2014	(315)	(4)	(1,054)	(16)	(1,389)

TELECOM ARGENTINA S.A.

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
		Profit (loss)
Pre-tax income on a separate return basis	6,463	83	6,546
Non taxable items – Income from investments	(2,279)	4	(2,275)
Non taxable items – Other	6	(22)	(16)
Subtotal	4,190	65	4,255
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,467)	(12)	(1,479)
Income tax on dividends from foreign companies	(10)	-	(10)
Income tax expense as of September 30, 2015	(1,477)	(12)	(1,489)

	In Argentina	Abroad	Total
		Profit (loss)
Pre-tax income on a separate return basis	6,053	148	6,201
Non taxable items – Income from investments	(2,128)	-	(2,128)
Non taxable items – Other	9	(32)	(23)
Subtotal	3,934	116	4,050
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,377)	(20)	(1,397)
Income tax on dividends from foreign companies	(19)	-	(19)
Recovery of valuation allowance	27	-	27
Income tax expense as of September 30, 2014	(1,369)	(20)	(1,389)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 9M15 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	September 30,		December 31,
	2015	2014	2014	2013
Cash and cash equivalents	644	2,408	825	5,224
Bank overdrafts	-	-	(141)	-
Total cash and cash equivalents	644	2,408	684	5,224

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Nine-month periods ended September 30,
	2015	2014
Collections
Collections from customers	30,785	25,283
Interests from customers	133	119
Interests from time deposits and investment funds	118	385
CPP collections	372	503
NDF	-	84
Subtotal	31,408	26,374
Payments
For the acquisition of goods and services and others	(7,617)	(5,419)
For the acquisition of inventories	(4,439)	(3,590)
Salaries and social security payables and severance payments	(5,013)	(3,748)
NDF	(111)	(48)
CPP payments	(540)	(613)
Income taxes	(1,202)	(1,783)
Other taxes and taxes and fees with the Regulatory Authority	(7,403)	(6,824)
Foreign currency exchange differences related to the payments to suppliers	(199)	(729)
Inventory suppliers	(104)	(318)
PP&E suppliers	(47)	(297)
Other suppliers	(48)	(114)
Subtotal	(26,524)	(22,754)
Net cash flow provided by operating activities	4,884	3,620

TELECOM ARGENTINA S.A.

•     Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2015	2014
Net (increase) decrease in assets
Investments	(192)	(13)
Trade receivables	(1,082)	(1,012)
Other receivables	(278)	(85)
Inventories	(1,562)	(399)
	(3,114)	(1,509)
Net (decrease) increase in liabilities
Trade payables	395	56
Deferred revenues	33	32
Salaries and social security payables	201	87
Other taxes payables	(52)	32
Other liabilities	27	16
Provisions	(112)	(77)
	492	146

Income tax paid consists of the following:

Tax returns and payments in advance	(1,057)	(1,646)
Other payments	(145)	(137)
	(1,202)	(1,783)

•     Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	160	296
Income tax offset with VAT and internal taxes	50	-
Tax withholdings on Telecom Argentina’s dividends	-	11

•     Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(4,687)	(3,474)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,269)	(1,513)
Less:
Acquisition of PP&E through incurrence of trade payables	2,740	1,165
ARO	-	6
Mobile handsets lent to customers at no cost (i)	24	23
	(3,192)	(3,793)

(i)     Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements.
Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Acquisitions of 4G License (Notes 2.j and 10.g)	(2,256)	-
	(2,256)	-

Intangible assets additions (Note 2.j)	(958)	(784)
Plus:
Payments of trade payables originated in prior periods acquisitions	(119)	(108)
SAC acquisitions offset with trade receivables	(160)	(296)
Less:
Acquisition of intangible assets through incurrence of trade payables	343	414
	(894)	(774)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	-	(164)
Argentine companies notes acquisition	-	(16)
Public bonds acquisition	(1,051)	(947)
Argentine companies notes collection	28	28
Government bonds collection	26	67
	(997)	(1,032)

TELECOM ARGENTINA S.A.

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Nine-month periods ended September 30,
	2015	2014
Bank overdrafts (Personal)	3,122	-
Debt proceeds – Personal (Note 10.a)	346	-
Total financial debt proceeds	3,468	-
Payment of bank loans – Núcleo	(25)	(10)
Total payment of financial debt	(25)	(10)
Bank overdrafts – Personal	(189)	-
Payment of related costs on bank loans – Personal (Note 10.a)	(27)	-
Payment of interest on bank loans – Núcleo	(22)	(24)
Total payment of interest and related costs	(238)	(24)

Cash dividends from Telecom Argentina

Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $12.

Fiscal year 2014

During 1Q14 the Company paid $44 related to withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority during October). Therefore, the dividends paid amounted to $590 as of September 30, 2014.

Cash dividends from Núcleo

Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2015	42	21	63
Total (*)	42	21	63

(*) As of the payment date, the amounts were 41 and 19, respectively.

The Ordinary Shareholders’ Meeting also delegate in Núcleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $63), subject to additional investments required by the eventual spectrum auction in the 1700 MHz Band to provide 4G services in the Republic of Paraguay, which is estimated that the CONATEL will launch during 2H15 (Note 11).

TELECOM ARGENTINA S.A.

Fiscal year 2014

Núcleo’s shareholders, at their meeting held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160. The shareholders also decided to delegate in Núcleo’s Board of Directors of the authority to determine the amount and time for the payments of these cash dividends.

On May 5, 2014 Núcleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts corresponding to the first installment were 54 and 27, respectively.

NOTE 4 – SEGMENT INFORMATION

As of September 30, 2014, the Telecom Group carried out its activities through five companies, each identified as an operating segment. In July 2014 it was constituted in Paraguay a new company (Personal Envíos, controlled by Núcleo) which was included in the “Núcleo Mobile Services” segment since 4Q14. Therefore, as of September 30, 2015, the Telecom Group carries out its activities through six companies which were consolidated by the end of the nine-month period ended September 30, 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the nine-month periods ended September 30, 2015 and 2014 was as follows:

TELECOM ARGENTINA S.A.

For the nine-month period ended September 30, 2015

❑         Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo (*)	Subtotal	nations	Total
Total revenues and other income (1)	9,162	19,743	1,244	20,987	(1,544)	28,605
Employee benefit expenses and severance payments	(3,853)	(1,344)	(95)	(1,439)	-	(5,292)
Interconnection costs and other telecommunication charges	(508)	(2,025)	(113)	(2,138)	1,087	(1,559)
Fees for services, maintenance, materials and supplies	(1,290)	(1,776)	(109)	(1,885)	315	(2,860)
Taxes and fees with the Regulatory Authority	(601)	(2,200)	(40)	(2,240)	-	(2,841)
Commissions	(195)	(1,895)	(142)	(2,037)	37	(2,195)
Cost of equipments and handsets	(64)	(2,602)	(125)	(2,727)	-	(2,791)
Advertising	(76)	(457)	(58)	(515)	-	(591)
Cost of VAS	(26)	(823)	(61)	(884)	-	(910)
Provisions	(85)	(89)	-	(89)	-	(174)
Bad debt expenses	(57)	(339)	(14)	(353)	-	(410)
Other operating expenses	(668)	(686)	(69)	(755)	105	(1,318)
Operating income before D&A	1,739	5,507	418	5,925	-	7,664
Depreciation of PP&E	(965)	(970)	(230)	(1,200)	-	(2,165)
Amortization of intangible assets	(134)	(797)	(58)	(855)	-	(989)
Gain on disposal and impairment of PP&E	25	(76)	-	(76)	-	(51)
Operating income	665	3,664	130	3,794	-	4,459
Financial results, net	132	(267)	(57)	(324)	-	(192)
Income before income tax expense	797	3,397	73	3,470	-	4,267
Income tax expense	(279)	(1,201)	(9)	(1,210)	-	(1,489)
Net income	518	2,196	64	2,260	-	2,778

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 6, Operating income before D&A (2), Operating income (3) and Net loss (3)).

Net income attributable to Telecom Argentina (Controlling Company)	518	2,196	43	2,239	-	2,757
Net income attributable to non-controlling interest	-	-	21	21	-	21
	518	2,196	64	2,260	-	2,778

(1)

Service revenues	7,676	16,163	1,129	17,292	-	24,968
Equipment revenues	48	3,468	106	3,574	-	3,622
Other income	12	3	-	3	-	15
Subtotal third party revenues	7,736	19,634	1,235	20,869	-	28,605
Intersegment revenues	1,426	109	9	118	(1,544)	-
Total revenues and other income	9,162	19,743	1,244	20,987	(1,544)	28,605

❑         Statement of financial position information

PP&E	8,544	6,107	1,244	7,351	-	15,895
Intangible assets, net	399	7,083	69	7,152	(1)	7,550
Capital expenditures on PP&E (a)	1,655	1,742	180	1,922	-	3,577
Capital expenditures on intangible assets – 4G License (b)	-	2,256	-	2,256	-	2,256
Capital expenditures on other intangible assets (b)	138	747	73	820	-	958
Total capital expenditures (a)+(b)	1,793	4,745	253	4,998	-	6,791
Total additions on PP&E and intangible assets	2,096	5,503	302	5,805	-	7,901
Net financial asset (debt)	464	(1,853)	(197)	(2,050)	-	(1,586)

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	27,261	27,041	22,916
Abroad	1,344	1,564	1,444
Total	28,605	28,605	24,360

TELECOM ARGENTINA S.A.

For the nine-month period ended September 30, 2014

❑         Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	7,535	16,893	1,161	18,054	(1,366)	24,223
Employee benefit expenses and severance payments	(2,903)	(1,010)	(89)	(1,099)	-	(4,002)
Interconnection costs and other telecommunication charges	(485)	(1,890)	(148)	(2,038)	987	(1,536)
Fees for services, maintenance, materials and supplies	(1,058)	(1,574)	(102)	(1,676)	252	(2,482)
Taxes and fees with the Regulatory Authority	(527)	(1,837)	(35)	(1,872)	-	(2,399)
Commissions	(155)	(1,564)	(110)	(1,674)	42	(1,787)
Cost of equipments and handsets	(50)	(2,999)	(70)	(3,069)	-	(3,119)
Advertising	(103)	(348)	(61)	(409)	-	(512)
Cost of VAS	(12)	(624)	(43)	(667)	-	(679)
Provisions	(58)	(44)	-	(44)	-	(102)
Bad debt expenses	(68)	(240)	(19)	(259)	-	(327)
Other operating expenses	(573)	(542)	(62)	(604)	85	(1,092)
Operating income before D&A	1,543	4,221	422	4,643	-	6,186
Depreciation of PP&E	(799)	(717)	(224)	(941)	-	(1,740)
Amortization of intangible assets	(106)	(464)	(44)	(508)	-	(614)
Gain on disposal of PP&E	10	1	-	1	-	11
Operating income	648	3,041	154	3,195	-	3,843
Financial results, net	256	(11)	(15)	(26)	-	230
Income before income tax expense	904	3,030	139	3,169	-	4,073
Income tax expense	(319)	(1,054)	(16)	(1,070)	-	(1,389)
Net income	585	1,976	123	2,099	-	2,684

Net income attributable to Telecom Argentina (Controlling Company)	585	1,976	83	2,059	-	2,644
Net income attributable to non-controlling interest	-	-	40	40	-	40
	585	1,976	123	2,099	-	2,684

(1)

Service revenues	6,198	13,272	1,098	14,370	-	20,568
Equipment revenues	44	3,515	56	3,571	-	3,615
Other income	24	16	-	16	-	40
Subtotal third party revenues	6,266	16,803	1,154	17,957	-	24,223
Intersegment revenues	1,269	90	7	97	(1,366)	-
Total revenues and other income	7,535	16,893	1,161	18,054	(1,366)	24,223

❑         Statement of financial position information

PP&E	7,351	4,409	1,354	5,763	-	13,114
Intangible assets, net	379	1,265	60	1,325	(1)	1,703
Capital expenditures on PP&E (a)	1,433	1,429	173	1,602	-	3,035
Capital expenditures on intangible assets (b)	109	631	44	675	-	784
Total capital expenditures (a)+(b)	1,542	2,060	217	2,277	-	3,819
Total additions on PP&E and intangible assets	1,853	2,168	237	2,405	-	4,258
Net financial asset (debt)	1,235	2,507	(216)	2,291	-	3,526

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	22,993	22,791	14,968
Abroad	1,230	1,432	1,455
Total	24,223	24,223	16,423

TELECOM ARGENTINA S.A.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

a)           Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of September 30, 2015, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 7.b) – Acquisition of Treasury Shares, as of September 30, 2015, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of September 30, 2015 these shares represent 78.38% of the capital stock of Nortel.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of September 30, 2015.

TELECOM ARGENTINA S.A.

On October 16, 2015 Resolution No. 491/15 of the Federal Authority of Information Technology and Communications (“AFTIC”) was published in the Official Bulletin. This body has absorbed, among others, the duties of the SC. Through the mentioned Resolution, the authorization to transfer to Fintech the controlling interest of Telecom Italia in Sofora Telecomunicaciones S.A. was denied. The Resolution is available in www.boletinoficial.gob.ar.

It should be noted that, in 2010, the SC issued Resolution No. 136/10 whereby, at the Company’s request, the Operator figure included in the List of Conditions for the privatization of Entel approved by Decree No. 62/90, as amended, is annulled. The grounds for this SC Resolution 136/10 states that “as the exclusivity period ended and after twenty years of service provision by Telecom Argentina, the experience is deemed to have been acquired by the licensee and is not imperative at present the maintenance of such figure”.  Article 3 of the Resolution disposals provides: “Rescind the Operator figure included in the List of Conditions, Decree No. 62/90, as amended, regarding Telecom Argentina S.A.” Accordingly, the Company has been developing its activities since 2010 based on this regulatory framework in force.

As informed by Telecom Italia S.p.A, Fintech is planning to refuse the AFTIC Resolution.

Telecom Argentina is analyzing the legal actions to execute related to its rights as licensee.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

b)   Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina - Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. Such situation is confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica, S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

c)   Balances with related parties

CURRENT ASSETS	Type of related party	September 30,	December 31,
		2015	2014
Cash and cash equivalents
Banco Atlas S.A. (a)	Other related party	2	3
		2	3
Trade receivables
TIM Participações S.A. (b)	Other related party	8	5
Latin American Nautilus Argentina S.A. (b)	Other related party	2	3
Telecom Italia Sparkle S.p.A. (b)	Other related party	-	1
Telecom Italia S.p.A. (b)	Indirect parent company	3	1
Caja de Seguros S.A. (d)	Other related party	1	-
Editorial Azeta S.A. (a)	Other related party	1	-
		15	10
Other receivables
Latin American Nautilus Ltd. (b) (c)	Other related party	40	52
Caja de Seguros S.A. (d)	Other related party	64	46
		104	98
NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (b) (c)	Other related party	9	36
		9	36

TELECOM ARGENTINA S.A.

	Type of related party	September 30,	December 31,
CURRENT LIABILITIES		2015	2014
Trade payables
Grupo Italtel (b)	Other related party	48	61
Latin American Nautilus Ltd. (b)	Other related party	25	11
Telecom Italia Sparkle S.p.A. (b)	Other related party	18	13
Telecom Italia S.p.A. (b)	Indirect parent company	6	16
Latin American Nautilus USA Inc. (b)	Other related party	1	2
Latin American Nautilus Argentina S.A. (b)	Other related party	1	-
TIM Participações S.A. (b)	Other related party	1	-
Caja de Seguros S.A. (d)	Other related party	86	57
Experta Aseguradora de Riesgos del Trabajo S.A. (e) (f)	Other related party	9	8
		195	168

d) Transactions with related parties

	Transaction description	Type of related party	Nine-month periods ended September 30,
			2015	2014
Services rendered			Profit (loss)
Telecom Italia Sparkle S.p.A. (b)	Voice – Wholesale	Other related party	16	23
Latin American Nautilus Argentina S.A. (b)	Voice – Wholesale	Other related party	8	5
TIM Participações S.A. (b)	Voice – Wholesale	Other related party	5	10
Telecom Italia S.p.A. (b)	Voice – Wholesale	Indirect parent company	3	2
Caja de Seguros S.A. (d)	Voice – Retail	Other related party	183	68
Caja de Seguros S.A. (d)	Equipment	Other related party	197	222
Editorial Azeta S.A. (a)	Voice – Retail	Other related party	2	2
Banco Atlas S.A. (a)	Voice – Retail	Other related party	1	1
		Total services rendered	415	333

Services received
Latin American Nautilus Ltd. (b)	International outbound calls and data	Other related party	(58)	(106)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(58)	(53)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and other	Other related party	(43)	(41)
TIM Participações S.A. (b)	Roaming	Other related party	(10)	(22)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Indirect parent company	(13)	(8)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(5)	(8)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(4)	(6)
Caja de Seguros S.A. (d)	Insurance	Other related party	(22)	(17)
Experta Aseguradora de Riesgos del Trabajo S.A. (e) (f)	Salaries and social security	Other related party	(71)	(43)
La Estrella Seguros de Retiro S.A. (e)	Insurance	Other related party	(5)	(6)
Editorial Azeta S.A. (a)	Advertising	Other related party	(2)	(2)
		Total services received	(291)	(312)
Purchases of PP&E
Grupo Italtel (b)		Other related party	38	99
		Total purchases of PP&E	38	99

(a)	Such companies relate to ABC Telecommunications Group of Paraguay.
(b)	Such companies relate to Telecom Italia Group.
(c)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to Telecom Italia Group.
(e)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to W de Argentina - Inversiones S.L.
(f)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

TELECOM ARGENTINA S.A.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $63 and $37 for the nine-month periods ended September 30, 2015 and 2014, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
Salaries (*)	7	6	26	22
Variable compensation (*)	6	(1)	15	7
Social security contributions	4	2	12	8
Termination benefits	-	-	10	-
	17	7	63	37

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of September 30, 2015 and December 31, 2014, an amount of $18 and $6 remained unpaid, respectively.

As of September 30, 2015 and 2014, the Telecom Group has recorded a provision of $16 and $13, respectively, for the fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)           Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $6,711 as of September 30, 2015 (of which $3,160 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)          Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2015, the Telecom Group has recorded provisions in an aggregate amount of $1,489 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,405 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2015, these restricted funds totaled $56 (included under “Other receivables” item line in the consolidated statement of financial position).

TELECOM ARGENTINA S.A.

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2014	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2015
Current
Provision for civil and commercial proceedings	71	34	19	53	(25)	(49)	103
Provision for labor claims	51	-	-	42	-	(50)	43
Provision for regulatory, tax and other matters claims	77	-	-	(12)	-	(13)	52
Total current provisions	199	34	19	83	(25)	(112)	198
Non-current
Provision for civil and commercial proceedings	228	33	26	(53)	-	-	234
Provision for labor claims	288	73	51	(42)	-	-	370
Provision for regulatory, tax and other matters claims	441	34	8	(12)	-	-	471
Asset retirement obligations	123	-	9	-	-	-	132
Total non-current provisions	1,080	140	94	(107)	-	-	1,207

Total provisions	1,279	174	113	(iii) (24)	(25)	(112)	1,405

	Balances	Additions			Decreases		Balances
	as of December 31, 2013	Capital	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2014
Current
Provision for civil and commercial proceedings	133	-	-	(9)	(47)	(13)	64
Provision for labor claims	44	-	-	47	-	(49)	42
Provision for regulatory, tax and other matters claims	47	-	-	31	-	(15)	63
Total current provisions	224	-	-	69	(47)	(77)	169
Non-current
Provision for civil and commercial proceedings	139	33	23	9	-	-	204
Provision for labor claims	263	41	43	(47)	-	-	300
Provision for regulatory, tax and other matters claims	525	17	37	(31)	-	-	548
Asset retirement obligations	106	6	8	-	-	-	120
Total non-current provisions	1,033	(iv) 97	111	(69)	-	-	1,172

Total provisions	1,257	97	111	-	(47)	(77)	1,341

(i)               Included in Provisions.

(ii)             Included in Finance costs, in the line Interest on provisions

(iii)           Reclassified to Other receivables.

(iv)          102 included in Provisions, 6 included in currency translation adjustment and a recovery of (11) for Personal’s obligations prescriptions included in Other income.

NOTE 7 – EQUITY

Equity includes:

	September 30,	December 31,
	2015	2014
Equity attributable to Telecom Argentina (Controlling Company)	16,318	14,418
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	318	351
Total equity (*)	16,636	14,769

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the BCBA and the NYSE for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

TELECOM ARGENTINA S.A.

Telecom Argentina’s breakdown of capital stock as of September 30, 2015 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	-	502,034,299
Class “B”	466,883,425	15,221,373	482,104,798
Class “C”	241,881	-	241,881
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by the Fintech Group for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of the date of issuance of these consolidated financial statements, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(c) Conversion of Class “C” shares

Pursuant to the authorization approved by the General Ordinary and Extraordinary and Special Class “C” Shares Meetings of Telecom Argentina held on December 15, 2011 and following the request of individual holders, on June 15, 2015, 24,901 Class “C” shares were converted, in a ninth tranche, into an equal number of Class “B” shares. As of the date of issuance of these consolidated financial statements, conversion is pending for 241,881 Class “C” shares.

TELECOM ARGENTINA S.A.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31,	7,466	2,112	1,377	(32)	906	889
June 30,	8,119	2,007	1,241	186	930	916
September 30,	8,598	2,067	1,225	76	848	839
December 31,	9,158	2,516	1,600	23	1,045	1,029
	33,341	8,702	5,443	253	3,729	3,673
Fiscal year 2015:
March 31,	8,872	2,634	1,680	(89)	1,041	1,028
June 30,	9,624	2,501	1,468	(30)	937	928
September 30,	10,094	2,529	1,311	(73)	800	801
	28,590	7,664	4,459	(192)	2,778	2,757

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2015 FOR THE TELECOM GROUP

(a)   Personal’s bank loan

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$ 40.8 million (equivalent to $353 at that date). This new loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.0537% in 9M15). The debt amounted to $375 as of September 30, 2015 (including a principal of $368 disclosed in Non-current financial debt and accrued interests amounting to $7 disclosed in Current financial debt).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness other than the permitted indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The funds were totally used for the acquisition of inventories.

(b)  Financial transactions to mitigate foreign exchange risk

Due to the existence of commitments denominated in US Dollars as of September 30, 2015, the Telecom Group entered into several NDF agreements during 9M15 to purchase a total amount of US$183 million which will mature between November 2015 and July 2016. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (item covered) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 9M15 (net income of approximately $11) have also been recognized in the Income Statement, within Finance income and expenses - NDF. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of September 30, 2015, the Telecom Group has a current asset amounting to $46, a current liability amounting to $25 and deferred results amounting to $4 (before income tax) related to the US$183 million outstanding NDF to such date.

TELECOM ARGENTINA S.A.

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $22 which was recognized in the Income Statement, within Finance income and expenses – NDF in 1Q15. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 9M15 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of $522, with an annual interest rate of 7%, also in U.S. dollars. These bonds were valued at fair value and generated a gain of $94 million which was recognized in “Financial results - Gains on investments”.

(c)   Profit sharing bonds

The “Ramollino Silvana v. Telecom Argentina S.A.” case was pending to be solved by the Supreme Court as a result of a complaint introduced by certain co-plaintiffs whose claim related to the profit sharing bonds had been left ineffective because they were not part of the Share Ownership Plan (“the PPP”).

The Labor Chamber of Appeals had rejected this action as it considered that such employees joined Telecom Argentina following the transfer of staff to the privatized entity and the only beneficiaries who could collect bonds were employees who participated in the PPP during the privatization.

On March 16, 2015, the Attorney General’s Office ruled that the issue to be solved is to determine if recurrent co-plaintiffs – who were employed by the Company after its privatization and the implementation of the PPP- have the right to participate in profit sharing programs created under Law No. 23,696. In this regard the Attorney General’s Office ruled that the profit sharing bonds are a necessary consequence of the implementation of the PPP, so if the plaintiffs were not entitled to the profit sharing bonds they would not be entitled to the PPP.

He noted that “the legislative design of these programs does not constitute harm to the plaintiffs and cannot be considered discriminatory. The difference in treatment between those who joined the ex-Entel and employees of the entity once it was privatized seems a reasonable regulation of different situations.”

On June 9, 2015 the Argentine Supreme Court issued a final sentence adhering to the opinion of the Attorney General’s Office, ratifying that every employee hired by the Company after November 8, 1990 do not have the right to participate in the profit sharing bond as they were excluded of the PPP.

This judicial precedent endorse the criteria used by the Company and based on its legal advisors opinion (who considered remote the chances of compensation to employees not included in the PPP) to estimate the provisions recorded for these claims.

(d)  Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

✓                    Supercanal Case

Within the context of a claim filed by Supercanal S.A., on June 16, 2014 Telecom Argentina had filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and the effect on the injunction, turning it abstract.

As a result, on June 3, 2015 the plaintiff informed the Court that it has no statement opposing the abstraction of the injunction related to the legal framework change of the Law Nos. 26,522 and 27,078.

As of the date of issuance of these consolidated financial statements, the declaration of the abstraction of the injunction is still pending.

✓                    Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

TELECOM ARGENTINA S.A.

Subsequently, such injunction was extended to the marketing of the service called Superpack (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. According to this, the Company suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014, as a prudential measure. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not relevant during the year ended December 31, 2014.

On June 10, 2014, the Company claimed to the Courts that the substantial issues under the claim have become “abstract” and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services –which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified the Company and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process.

On December 19, 2014 came into force Law No. 27,078 which in Article 9 second paragraph states that licensees of services under the Law - as Telecom Argentina and Personal- may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the treatment of the abstract question and to limit the term of the injunction for six months. The decision was appealed by the Company and other defendants and on October 8, 2015 the Court of Appeals decided to revoke the judge’s decision, to declare that the demand has become abstract and to provide that the injunction has become obsolete.

(e)   Lawsuits related to value added services - mobile contents

On October 1, 2015 Personal was notified of a legal action for an uncertain amount initiated by the civil association “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos” (Civic Crusade for the defense of consumers and users of public services). The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The claim relates to the way content and trivia are contracted, in particular for alleged improper collections of messages sent offering those services and their subscription. Additionally, it proposes the enforcement of a civil penalty.

This demand has a similar object to other claims made by a consumers association (Proconsumer) where collective representation of customers is invoked as well. As of the date of issuance of these financial statements, those claims are not open to proof.

Personal has answered the claims by opposing legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the assistance of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final result in such legal proceedings cannot be ensured.

(f)           Constitution and startup of activities of the “Autoridad Federal de las Tecnologías de la Información y las Comunicaciones” (the “AFTIC”)

Decree No. 1,117/15 issued on June 12, 2015 approved the organizational structure of the AFTIC, created by section 77 of Law No. 27,078 (LAD) as an autonomous and decentralized body within the PEN.

AFTIC is the continuation, for all purposes, of the SC and the CNC, and its functions are the regulation, control, supervision and verification concerning the Information and Communications Technology (“ICT”) in general, of the telecommunications in particular, of the postal service and all those matters integrated to its field in accordance to the text of the LAD and the applicable regulations and the policies set by the National Government.

TELECOM ARGENTINA S.A.

AFTIC is constituted by a plural Board that will be integrated by seven (7) members and by a Telecommunications and Digitalization Technologies Federal Council that will be integrated by thirty four (34) members. The plural Board will manage and administrate the AFTIC and the Council will bring together different stakeholders of the sector and will be responsible for the law enforcement.

Pursuant to the provisions of the mentioned Decree, the AFTIC organizational structure is compound by five (5) General Managements and eight (8) National Managements, an Internal Audit Area, a Communication and Press Area, and a General Secretary, all depending from the plural Board, and, through AFTIC Resolution No 12/15 issued on August 3, 2015, it was decided to delegate into the AFTIC operational management the faculties provided in Article 2 of that Decree, according to the respective faculties of each Area. However, as of the date of issuance of these financial statements, the appointment of the mentioned responsible of the AFTIC organizational structure was not published yet.

Decree No. 1,115 published on June 16, 2015, appointed two members of the AFTIC plural Board as the Chairman of the mentioned Board and as the AFTIC Director, and Decree No. 1,116 published on the same date in the Official Bulletin appointed another two AFTIC Directors, as a proposal of the parliamentary bloc of the first and second minority, respectively. Subsequently, through Decree No. 1,728 issued on August 31, 2015, the Director proposed by the parliamentary bloc of the third minority was appointed.

According to the LAD, Decree No. 764/00, as amended, will remain in force in all matters that are not contrary to its provisions, during the period that the AFTIC issues the regulations concerning the ICT Services Licenses, the National Interconnection Regulation, the SU General Regulation and the Rules on the Management and Control of Radio Spectrum. Also, the Telecommunications Law No. 19,798 (issued in 1972), as amended, will also remain in force only regarding to those provisions that are not contrary to LAD provisions.

(g)  Spectrum – Final adjudication

Resolution No. 25/15, issued on June 11, 2015, registered under Personal brand for the SCMA and for the National Exploitation Area, the SCMA Frequency Bands 713-723 Mhz and 768-778 Mhz, which conformed Lot 8 and were pending of SC adjudication.

On June 25, 2015 Personal paid the auctioned amounts related to the adjudicated Frequency Bands (equivalent to US$ 247.3 millions), according to the List of Conditions provisions and its clarifying circulars, and integrating thereby full payment of the amount related to Lot 8. Moreover, pursuant to Article 54 of the List of Conditions, the compliance guarantee was accompanied by the 15% of the auction realized by SC Resolution No. 25/15.

The acquisition of these rights of use of Frequency Bands was recorded as Intangible Assets amounting to $2,256 – that includes $13 related to the IDC costs which will be depreciated according to Note 3.i) – 3G and 4G Licenses of the consolidated financial statements as of December 31, 2014.

Trough Resolution No. 155 issued on September 2, 2015, the AFTIC resolved to rescind the spectrum adjudications granted to Arlink S.A. through Resolutions No. 28, 29, 30, 31 and 32 issued on June 11, 2015, and the records conferred through Articles 1 and 2 of SC Resolution No. 27 issued on June 11, 2015, for the provisions of Personal Communications Services (PCS) and Advanced Mobile Services Communications (SCMA) services.

Additionally, the Public Auction of Lot 1 was declared desert for the frequency bands adjudications for the provision of PCS, Mobile Cellular Radiocommunication Services (SRMC) and SCMA services, approved by Article 1 of SC Resolution No. 38/14.

Personal has made a presentation expressing its interest in the frequency bands of the mentioned Lot. However, on September 30, 2015, the PEN presented the “Satellite Industry Development” bill to the National Senate which states to set apart to the company AR-SAT, on a preferential basis, the frequency bands of Lot 1. The bill provides that these bands will be used for the implementation and operation of services and applications for which they are or will be allocated, giving priority to Public Protection and Defense Operations applications, complementing the AR-SAT ICT network services and serving primarily to the most vulnerable areas of the country.

TELECOM ARGENTINA S.A.

(h)  Universal service

Through registered letters received on August 13, 2015, the AFTIC gave notice to the Company and Personal that on July 28, 2015, the National Government, through this Enforcement Authority held as trustor, entered an administrative trust fund with Nación Fideicomisos S.A. (as trustee) called “Contrato de Fideicomiso Argentina Digital” (Argentina Digital Trust Fund) under which the AFTIC has fiduciary assigned the trustee the investment contributions to the FFSU equivalent to 1% of total revenues recorded since July 1, 2015, and to be collected as of August 3, 2015, for the supply of ICT services included in the scope of the LAD (Argentine Digital Law), net of payable taxes and fees, in accordance with article 22 of the abovementioned Law. It also reported the information of the bank account in which the deposit of the mentioned contribution was to be made in the future.

As a response to the notice, on September 3, 2015, the Company and Personal made their respective filings before the AFTIC requesting some clarification in relation to the implementation of the new FFSU, and expressly reserving the rights in relation to the rules issued by the LAD.

Through the Official Notice published in the Official Bulletin on September 1, 2015, the AFTIC communicated to all licensees of ICT services that as of this date the FFSU assets managed by Banco Itaú S.A. would be transferred to account No. 659.051.294/5 corresponding to the new escrow Nación Fideicomisos S.A., and that as a result, investment contributions corresponding to SU programs would cease to be paid into the trust account of Banco Itaú and should be funded in the aforementioned account. In addition, by means of the notice published in the Official Bulletin on September 2, 2015, Banco Itaú notified all Licensees that as of September 1, 2015, the deposit of new funds in the trust under liquidation would not be allowed.

On September 10, 2015 the Company and Personal filed before the AFTIC their respective SU contributions affidavits, corresponding to the revenues recorded in July 2015, clarifying that these presentations were made on the understanding that the operational rules related to the FFSU contribution, regulated by Decree No. 558/08 and related provisions, are in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new FFSU account reported through the Official Notice published by the AFTIC.

Likewise, the Company and Personal stated that the filing of the affidavits and the deposit - in the case of Personal - did not imply explicit or implicit consent of the regulations issued by the LAD, expressly reserving their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these financial statements, the AFTIC has not yet responded to the presentations filed by the Company and by Personal on September 3, 2015, nor published any rules or additional instruction in relation to SU.

(i)      Amendment of the Company’s corporate purpose

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015 approved the change of the Telecom Argentina’s corporate purpose, by adapting it to the new definition of ICTs Services included in the LAD and including the possibility to provide Audiovisual Communication Services. This Meeting provided that the enforcement of the Company’s corporate purpose amendment will be conditional and subject to obtaining prior approval by the Regulatory Authority.

Through Resolution No. 19 issued on July 27, 2015, the AFTIC approved the corporate purpose amendment described in Article 3 of Telecom Argentina’s Bylaws. On September 18, 2015 the CNV’s Board of Directors confirmed the amendment of the Bylaws and decided to send the case to the General Board of Corporations for enrollment. On September 26, 2015 the General Board of Corporations enrolled the corporate purpose amendment described in Article 3 of Telecom Argentina’s Bylaws. On October 9, 2015 the certificate of enrollment was presented to AFTIC.

(j)           Salary agreements

In July 2015 Telecom Argentina and Personal concluded the salary negotiation process with various telecommunications unions (Telecom Argentina for the period July 2015 – June 2016 and Personal for the period April 2015 – June 2016). Pursuant to the agreements reached, the unionized employees of both companies will receive in two installments different fixed amounts per category, representing an annual raise of 30.1% and 32.3%, respectively (Personal’s unionized employees had already received a 17% in April 2015).

TELECOM ARGENTINA S.A.

Salary raises of 3Q15 affected the consolidated operating results of the Telecom Group in approximately $282. For 4Q15, an additional cost of approximately $171 is expected.

(k)   Presentations of the Company within the LAD

On July 23, 2014, the Company made a filing before the SC pursuant to which it requested, among others: (i) adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, it was also requested that the SBT become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, SC Resolution No.10,059/99 and SC Resolution No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to the Company’s customers.

Following this presentation, on December 19, 2014 the LAD came in force setting a new legal framework in this matter. According to this, among its provisions, under Title (VI) “Prices, rates and levies” established a general rule (Article 48) with certain exceptions.

Under these provisions, on April 16, 2015, the Company made two presentations to the CNC through which reported new installation rates for the “business, professional and government” segment (that will apply from April 23, 2015 and which value is $690 argentine pesos) and also the new monthly charges tariff for this segment (that will apply from July 15, 2015 and which value is $77.28 argentine pesos).The presentation was rejected by the CNC, through note received on April 29, 2015, which requests the Company to refrain from engaging in unilateral conducts as the informed, under penalty to initiate a sanction process.

Likewise, on June 2, 2015, the Company filed another presentation to the CNC informing new tariffs for the price per minute for calls made by our customers to certain international destinations, being effective from October 15, 2015. The Company also informed through the mentioned presentation the prices applying to public telephony service in the South Region and the prices applying to the assisted call service, being effective from July 1, 2015.

On June 16, 2015 the Company was notified of the CNC GC Note No. 364/15 through which the CNC urged the Company to apply the maximum rates approved by the General Tariff Structure in effect as of that date to the international calls made to the mentioned countries, according to the provisions of CNT Resolution No. 127/91, as amended. The Company was also refrained from engaging in unilateral conducts, under penalty to initiate the corresponding sanction process.

The Company filed on May 27, 2015 and July 2, 2015, respectively, two claims against the injunctions received from the CNC.

However, on July 17, 2015, the AFTIC notified the Company the initiation of a sanction process related to a presumed violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

On August 11, 2015, the Company filed to AFTIC a discharge against the mentioned sanction process, which, as of the date of issuance of these consolidated financial statements, is still pending of resolution.

(l)      Demerger of Telco S.p.A. and Telefónica, S.A. (of Spain) indirect stake

Telefónica, S.A. (of Spain) has reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority); CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. has been formalized and its shareholders has assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement has also became ineffective.

Regarding the Telefónica, S.A. (of Spain) stake, on June 24, 2015 such company informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A.”.

TELECOM ARGENTINA S.A.

(m)   “Telco” and “TI-W” Commitments

In Telecom Argentina’s 2014 Annual Report, Note B.4.2, a reference was made to the commitment accepted through Resolution No. 148/10 of the Secretariat of Economic Policy (“Telco Commitment”) and the commitment accepted through Resolution No. 149/10 of the Secretariat of Economic Policy (“TI-W Commitment”) (the “Telco Commitment” and the “TI-W Commitment”, together, the “Commitments”), both presented through the CNDC with the purpose of ensuring the segregation and independence between the activities in the Argentine market of (a) Telefónica, S.A. (of Spain) and its subsidiaries, on one side and (b) the Telecom Italia Group, certain subsidiaries of Telecom Italia and the Telecom Group, on the other side, aimed to preserve and encourage the level of competition of their activities in the Argentine market.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A”.

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represents the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, the Chairmen of the Board of Directors of Telecom Argentina and Personal submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring the extinction of the validity of the Commitments for the same reasons exposed by Telecom Italia S.p.A on its note.

As of the date of issuance of these consolidated financial statements, the CNDC has not expressed its opinion about this matter.

(n)       Legal claim “Asociación por la Defensa de Usuarios y Consumidores (Association for the Defense of Users and Consumers) c/Telecom Personal S.A.”

In 2008 Personal had been sued by the “Asociación por la Defensa de Usuarios y Consumidores” for an uncertain amount, claiming the collection of calls of the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers.

Personal’s Management, with the assistance of its legal counsel, had deemed to have solid arguments of defense and had classified this claim as a “remote contingency”. As of the date of issuance of these financial statements, this lawsuit is at the proof stage.

In 3Q15 Personal knew an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

Personal’s Management, with the assistance of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this trial cannot be ensured.

(o)       Law No. 27,181 “Declaración de interés público de la protección de las participaciones sociales del Estado Nacional que integran la cartera de inversiones del FGS” (Statement of public interest on the protection of the National Government equity interest which are part of the FGS investment portfolio (Sustainability Guarantee Fund

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin which:

(i) declares of public interest the protection of the National Government equity interest which are part of the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and the equity interest or share holdings in companies where the National Government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest, whose transfer is forbidden without prior authorization of the National Congress, requiring this authorization through two-third (2/3) votes of the members of the National Congress.

(ii) creates the “Agencia Nacional de Participaciones Estatales en Empresas” (National Agency for Government Equity Interests in Companies) (ANPEE), as a decentralized body within the scope of the PEN, which will be responsible for the implementation of policies and actions involved in the practice of corporate rights of the mentioned equity interests, and for instructing the respective representatives of the National Government or the FGS or body proposed by them in said enterprises or companies.

TELECOM ARGENTINA S.A.

(iii) establishes that the management and administration of the ANPEE will be performed by a Board of Directors composed of five (5) members including one (1) President, whose position will be performed by the Executive Director of the National Administration for the Social Security (ANSES), the Minister of Economy and Public Finance, who will hold the position of one (1) Director; one (1) Director appointed by the PEN and two (2) Directors proposed by the Bicameral Standing Committee of Government Equity Interests in Companies on the proposal of the parliamentary blocks, corresponding one (1) Director to the majority or first minority and one (1) Director to the first minority or second parliamentary minority, accordingly, as appropriate.

This new law is relevant to the Company since the FGS owns shares of Telecom Argentina (approximately 25% of the capital according to the Annual Report as of December 31, 2014).

NOTE 11 – SUBSEQUENT EVENTS AS OF SEPTEMBER 30, 2015

Núcleo - Auction for 4G spectrum in the Republic of Paraguay

On October 14, 2015 the CONATEL launched the final List and Conditions for the auction license for the supply of mobile services, Internet access and data transmission in the 1,700 / 2,100 MHz (4G - LTE) frequency bands in the Republic of Paraguay. The List and Conditions were subjected to public consultation for two weeks, during which the mobile operators sent their considerations in this regard.

The auction will be performed in “auction to the best economic offer” modality, and will distribute 30 MHz in 1,700 Mhz frequency band and 30 MHz in 2,100 frequency band divided into six lots of 10 Mhz (5 of 1,700 Mhz and 5 of 2,100 Mhz), which allows to deploy technological fourth-generation mobile broadband. Interested parties must submit the proposal based of the requirements in the List and Conditions. Receipt of tenders is scheduled for December 3, 2015.

As of the date of issuance of these financial statements Núcleo is analyzing its participation in the abovementioned auction.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.:  30-63945373-8

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of September 30, 2015, the consolidated statements of income and of comprehensive income for the three and nine-month periods ended September 30,2015, the consolidated statements of changes in equity and of cash flows for the nine- month period ended September 30, 2015 and selected explanatory notes.

The balances and other information for the fiscal year 2014 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)        The condensed interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of September 30, 2015, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $113,426,886.76 and was not due at that date.

City of Buenos Aires, November 2, 2015

PRICE WATERHOUSE & CO. S.R.L.

/s/ Dr. Carlos A. Pace (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
3Q14	62.10	42.00	5.6
4Q14	62.30	43.70	4.0
1Q15	63.00	45.15	3.1
2Q15	55.00	44.45	2.4
3Q15	49.50	38.50	3.8

NYSE*

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
3Q14	25.09	18.65	11.6
4Q14	23.18	19.13	7.9
1Q15	26.04	18.85	8.8
2Q15	22.87	17.95	9.2
3Q15	18.69	13.85	8.8

* Calculated at 1 ADR = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Tel,: 54-11-4968-3628
Argentina

Outside Argentina
JP Morgan Chase
Latam ADR Sales & Relationship Mgmt.
4 New York Plaza, Floor 12 New York, NY 10004 USA
Tel.: 1-212-552-3729

•             INTERNET http://www.telecom.com.ar/inversores/index.html

•             DEPOSIT AND TRANSFER AGENT FOR ADRs

J.P. Morgan Depositary Receipts
4 New York Plaza, Floor 12
New York, NY 10004
(866) JPM-ADRS adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 6, 2016	By:	/s/ Oscar Carlos Cristianci
			Name:	Oscar Carlos Cristianci
			Title:	Chairman of the Board of Directors